Exhibit 2

SECURITIES PURCHASE AGREEMENT

by and among

NUCOR INSULATED PANEL GROUP INC

VULCRAFT CANADA INC.,

and

CORNERSTONE BUILDING BRANDS, INC.

Dated as of June 5, 2021

Article 1

Transfer of Equity Interests and Canada Transferred Assets and Assumption of Canada Assumed Liabilities

Section 1.1	Closing	2
Section 1.2	Purchase Price	3
Section 1.3	Withholding	2
	Article 2
	Representations and Warranties of Seller
Section 2.1	Organization and Power	7
Section 2.2	Authorization	7
Section 2.3	Non-Contravention	8
Section 2.4	Capitalization; Title to Equity Interests	8
Section 2.5	Ownership Interests	8
Section 2.6	Financial Statements	8
Section 2.7	Other Liabilities	9
Section 2.8	Absence of Certain Changes	9
Section 2.9	Material Contracts	9
Section 2.10	Properties	10
Section 2.11	Intellectual Property; IT Systems; Data Privacy and Security	12
Section 2.12	Litigation	13
Section 2.13	Compliance with Laws; Licenses and Permits	13
Section 2.14	Environmental Matters	14
Section 2.15	Employees. Labor Matters, etc.	15
Section 2.16	Employee Benefit Plans and Related Matters; ERISA	15
Section 2.17	Tax Matters	16
Section 2.18	Insurance	18
Section 2.19	Finders’ Fees	18
Section 2.20	Contracts with Affiliates	18
Section 2.21	Assets	18
Section 2.22	Inventory	19
Section 2.23	Accounts Receivable	19
Section 2.24	Customers; Suppliers	19
Section 2.25	No Other Representations and Warranties	19
	Article 3
	Representations and Warranties of Buyer
Section 3.1	Organization and Power	20
Section 3.2	Authorization	20
Section 3.3	Non-Contravention	20
Section 3.4	Availability of Funds	21

i

(continued)

(continued)

Exhibit A:	Accounting Principles

Exhibit B:Pre-Closing Steps

Exhibit C: Form of Transitional Services Agreement

Exhibit D:Form of Supply Agreements

Exhibit E-1Assignment and Assumption Agreement

Exhibit E-2Lease Assignment Agreement

Exhibit E-3Patent Assignment Agreement

Exhibit E-4Trademark Assignment Agreement

Exhibit E-5Motor Vehicle Assignment Agreements And Bills Of Sale

Exhibit E-6Certificate of Canada Seller shareholders/directors

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT, dated as of June 5, 2021 (this “Agreement”), is made by and among Nucor Insulated Panel Group Inc, a Delaware corporation (“Buyer”), Vulcraft Canada Inc., a British Columbia corporation (“Canada Buyer”), and Cornerstone Building Brands, Inc., a Delaware corporation (“Seller”).  Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 9.1.

R E C I T A L S:

WHEREAS, Seller is engaged, directly and indirectly, throughout the United States and Canada in the business of manufacturing, distributing and selling single-component and foam-core insulated metal panels, in each case, under the brands Metl-Span and CENTRIA (the “Business”);

WHEREAS, in connection with the transactions contemplated hereby, Seller has caused or will cause certain Pre-Closing Steps to be completed prior to the Closing, including having formed Iguana NewCo, LLC, a Delaware Limited Liability Company, on May 18, 2021 for the purposes of holding all of the Transferred Assets (other than the Canada Transferred Assets) and Assumed Liabilities (other than the Canada Assumed Liabilities) (the “Company”);

WHEREAS, following completion of the Pre-Closing Steps, the Company will hold all of the Transferred Assets (other than the Canada Transferred Assets) and Assumed Liabilities (other than the Canada Assumed Liabilities) and Seller or certain of its Affiliates will hold all of the Retained Assets and Retained Liabilities;

WHEREAS, as of immediately prior to Closing, Seller will own, directly or indirectly, all of the issued and outstanding equity interests of the Company (the “Equity Interests”);

WHEREAS, the Canada Transferred Assets will not be transferred to the Company pursuant to the Pre-Closing Steps and will instead remain owned directly by an Affiliate of Seller following the Pre-Closing Steps and prior to the Closing;

WHEREAS, the Canada Assumed Liabilities will not be assigned to and assumed by the Company pursuant to the Pre-Closing Steps and will instead remain Liabilities of an Affiliate of Seller following the Pre-Closing Steps and prior to the Closing;

WHEREAS, Seller wishes to sell, directly or indirectly, the Equity Interests to Buyer and the Canada Transferred Assets to Canada Buyer and assign, indirectly, the Canada Assumed Liabilities to Canada Buyer, and Buyer wishes to purchase the Equity Interests and Canada Buyer wishes to purchase the Canada Transferred Assets and assume the Canada Assumed Liabilities, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the transactions contemplated hereby, at the Closing, Seller or certain of its Affiliates, on the one hand, and the Company, on the other hand, will enter into the Ancillary Agreements;

WHEREAS, contemporaneously herewith, Nucor Corporation, a Delaware corporation (“Nucor”) and the ultimate parent corporation of Buyer and Canada Buyer, is executing and delivering to Seller a guarantee whereby it will guarantee the obligations of Buyer and Canada Buyer hereunder; and

WHEREAS, contemporaneously herewith, Seller has obtained and delivered to Buyer a written consent under that certain Stockholders Agreement dated as of November 16, 2018, by and between NCI Building Systems, Inc., and each of Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC, and AIC Finance Partnership, L.P., evidencing the  consent  of the CD&R Investor Group (as defined in such Stockholders Agreement) with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties, intending to be legally bound hereby, do agree as set forth herein:

Article 1

Transfer of Equity Interests and Canada Transferred Assets and Assumption of Canada Assumed Liabilities

Section 1.1Closing.  The closing of the sale and purchase of the Equity Interests and Canada Transferred Assets and the assignment and assumption of the Canada Assumed Liabilities (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022 or at such other place as the parties shall mutually agree, at 10:00 a.m. on the date that is three (3) Business Days after the conditions set forth in Article 6 have been satisfied or waived (other than those conditions which by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the parties, provided that the transfer of the Canada Transferred Assets and the assignment and assumption of the Canada Assumed Liabilities to Canada Buyer shall each occur immediately following the transfer of the Equity Interests.   The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date”.  At the Closing:

(a)Transfer of Equity Interests and Canada Transferred Assets and Assumption of Canada Assumed Liabilities.  Seller shall, sell, convey, assign, transfer, grant and deliver, or cause to be sold, conveyed, assigned, transferred, granted and delivered, (i) to Buyer all of the Equity Interests, free and clear of all Liens, other than Liens arising under applicable securities Laws, and (ii) to Canada Buyer, the Canada Transferred Assets free and clear of all Liens, other than Permitted Liens, and Canada Buyer shall assume the Canada Assumed Liabilities and cause all such Canada Assumed Liabilities to be paid, performed and discharged when due, without further recourse to Seller or its Affiliates.

(b)Estimated Purchase Price.  Buyer shall pay Seller or other Persons designated by Seller, by wire transfer of immediately available funds to such account(s) as Seller shall designate in writing to Buyer not less than two (2) Business Days prior to the Closing Date (the “Seller Designated Account(s)”), an aggregate amount in cash equal to the Estimated Purchase Price, provided that any payments made under this Agreement by Buyer with respect to the Canada Transferred Assets shall be made on behalf of Canada Buyer and may, at the election of Buyer and Canada Buyer, be made directly by Canada Buyer.

(c)Indebtedness.  Seller shall arrange for the Company, the Transferred Assets and the Canada Transferred Assets to be released, prior to or at the Closing, from all guarantee and collateral obligations under the Credit Facilities and any other Indebtedness of Seller or its Subsidiaries (other than the Company), pursuant to customary documentation (including obligations to fully release any Liens relating thereto) reasonably acceptable to Buyer, such that the Transferred Assets and Canada Transferred Assets are free and clear of any Liens other than Permitted Liens at Closing.

(d)Transaction Expenses.  Simultaneously with Closing, Buyer shall pay, or cause to be paid, on behalf of Seller and its Affiliates (including the Company), as applicable, the Transaction Expenses (based on the estimates provided by Seller pursuant to Section 1.2(b)) by wire transfer of immediately available funds as directed by Seller.

Section 1.2Purchase Price.

(a)Final Purchase Price.  The aggregate consideration for the Equity Interests and Canada Transferred Assets shall be (x) an amount in cash equal to (i) the Enterprise Value, plus (ii) the Final Closing Date Cash, minus (iii) the Final Closing Date Indebtedness, plus (iv) the Final Net Working Capital Adjustment Amount (which may be a positive or negative number), minus (v) the Final Transaction Expenses (the calculation resulting from clauses (i), (ii), (iii), (iv) and (v), the “Final Purchase Price”) and (y) the assumption by Canada Buyer of the Canada Assumed Liabilities. Buyer shall prepare and deliver to Seller a statement allocating the Final Purchase Price between the aggregated Transferred Assets (other than the Canada Transferred Assets) (the “U.S. Purchase Price”) and the aggregated Canada Transferred Assets (the “Canadian Purchase Price”), which in the case of the U.S. Purchase Price shall include the Assumed Liabilities and in the case of the Canadian Purchase Price shall include the Canada Assumed Liabilities.

(b)Estimated Purchase Price.  Beginning no later than five (5) Business Days prior to the Closing Date, or such other time as Buyer and Seller may mutually agree, Buyer and Seller, or their designated representatives, shall reasonably cooperate to jointly conduct a physical count and tally of the finished products, raw materials and supplies of the Company or attributable to the Transferred Assets (the “Inventory” and such count and tally, the “Inventory Count”) of the Company or attributable to the Transferred Assets (which for the avoidance of doubt, shall include amounts attributable to the Canada Transferred Assets) and shall use commercially reasonably efforts to jointly agree on a valuation (the “Inventory Valuation”) of the same to be included in the Net Working Capital Adjustment Amount, which physical count and tally shall be rolled forward to the Closing Date in order to determine the amount of the Inventory for the good-faith estimate of the Net Working Capital Adjustment Amount; provided that in no event shall such Inventory Count or the determination of the Inventory Valuation delay the date that the Closing would otherwise occur as contemplated by Section 1.1 hereof and if the parties are unable to agree in good faith on the Inventory Valuation, Seller’s good faith determination of the Inventory Valuation shall control for purposes of the Estimated Closing Statement. Such Inventory shall be valued in accordance with the Accounting Principles.  No later than two (2) Business Days prior to the Closing Date, Seller shall provide to Buyer a statement (the “Estimated Closing Statement”) setting forth an estimate of the Final Purchase Price which shall be based upon (i) the Enterprise Value and (ii) good-faith estimates of the Closing Date Cash, the Closing Date Indebtedness, the Net Working Capital Adjustment Amount and the Transaction Expenses (the “Estimated Purchase Price”), in each case, delivered with reasonable supporting detail with respect to the calculation of such amounts.

(c)Post-Closing Adjustments.

(i)Post-Closing Adjustment.  As soon as practicable, but no later than ninety (90) days after the Closing Date, Seller shall prepare and deliver to Buyer a statement setting forth Seller’s calculation of (A) the Closing Date Cash, (B) the Closing Date Indebtedness, (C) the Net Working Capital Adjustment Amount, (D) the Transaction Expenses and (E) based thereon, Buyer’s calculation of the Final Purchase Price (such calculations, collectively, the “Proposed Purchase Price Calculations”), together with reasonable supporting detail with respect to the calculation of such amounts (the “Closing Statement”).

(ii)Within forty-five (45) days of receipt of the Closing Statement, Buyer may provide written notice to Seller disputing all or a part of the Proposed Purchase Price Calculations (such notice, a “Purchase Price Dispute Notice”).  If Buyer does not provide a Purchase Price Dispute Notice to Seller within such forty-five (45)-day period, then the parties agree that the Proposed Purchase Price Calculations set forth in the Closing

Statement shall become final and binding on the parties hereto.  If a Purchase Price Dispute Notice is provided to Seller within such forty-five (45)-day period, then Seller and Buyer shall use reasonable best efforts to resolve the disputed items during the thirty (30)-day period commencing on the date of Seller’s receipt of the Purchase Price Dispute Notice.

(iii)If Seller and Buyer do not agree upon a final resolution with respect to any disputed items within such thirty (30)-day period, then the remaining items in dispute shall be submitted immediately to KPMG, or, if such firm declines to be retained to resolve the dispute, another nationally recognized, independent accounting firm reasonably acceptable to Seller and Buyer (in either case, the “Accounting Firm”).  The parties agree to instruct the Accounting Firm to render a determination of the applicable dispute within forty-five (45) days after referral of the matter to such Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor.  The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between Seller and Buyer, and any associated engagement fees shall be initially borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer; provided that such fees shall ultimately be borne by Seller and Buyer in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the disputed items.  Except as provided in the preceding sentence, all other costs and expenses incurred by the parties hereto in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the party incurring such cost and expense.  In resolving the disputed items, the Accounting Firm (A) shall be bound by the terms of this Agreement, (B) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value claimed for such item by either Seller or Buyer, (C) shall rely solely on the written submissions of the parties and shall not conduct an independent investigation, (D) shall limit its decision to such items as are in dispute and to only those adjustments as are necessary for the Proposed Purchase Price Calculations to comply with the provisions of this Agreement and (E) shall act as an expert and not as an arbitrator.  Such determination of the Accounting Firm shall be conclusive and binding upon the parties hereto, absent fraud, bad faith or manifest mathematical error.  No ex parte conferences, oral examinations, testimony, depositions, discovery or other form of evidence gathering or hearings shall be conducted or allowed; provided that at the Accounting Firm’s request, or as mutually agreed by Seller and Buyer, Seller and Buyer may meet with the Accounting Firm so long as representatives of both Seller and Buyer are present.

(iv)The parties agree that they will, and agree to cause their respective independent accountants and their respective Subsidiaries to, cooperate and assist in all commercially reasonable respects in the calculation of the Final Purchase Price and in the conduct of the review by the other party and its representatives or, if applicable, the Accounting Firm of any proposed calculations of the Final Purchase Price or the components thereof, including the making available, to the extent necessary, of books, records, work papers and personnel.

(v)Within five (5) Business Days after the date on which the Final Purchase Price is finally determined pursuant to this Section 1.2(c):

(A)if the Final Purchase Price is greater than the Estimated Purchase Price, Buyer shall pay to Seller or other Persons designated by Seller, a cash amount equal to such excess by wire transfer of immediately available funds to the Seller Designated Account(s) (or such other accounts as Seller shall designate in writing to Buyer), or

(B)if the Estimated Purchase Price is greater than the Final Purchase Price, Seller or its designees shall pay to Buyer a cash amount equal to such excess, by wire transfer of immediately available funds to an account that Buyer designates in writing to Seller.

(vi)Any amount paid pursuant to Section 1.2(c)(v) shall be (A) made by wire transfer of immediately available funds to an account designated in accordance with Section 1.2(c)(v) and (B) treated as an adjustment to the Final Purchase Price, as applicable, for Tax reporting purposes.

(d)Accounting Procedures.  The Estimated Purchase Price, the Proposed Purchase Price Calculations, the Final Purchase Price, the Estimated Closing Statement and the Closing Statement and the calculations contained therein shall be determined in accordance with the Accounting Principles (including the same format (and for purposes of calculating Closing Date Net Working Capital, including only those line items) as the sample calculations set forth therein).

(e)Allocation of the Final Purchase Price.

(i)Buyer and Seller acknowledge and agree that, for U.S. federal and applicable state and local income tax purposes, the purchase of the Equity Interests hereunder shall be treated a purchase and sale of the Transferred Assets (excluding the Canada Transferred Assets).  The purchase price for the Transferred Assets (excluding the Canada Transferred Assets) as determined for income tax purposes shall be allocated among the Transferred Assets (excluding the Canada Transferred Assets), and otherwise in accordance with their fair market values consistent with Section 1060 of the Code, and such allocation shall be binding upon the parties hereto for all applicable federal, state, local and foreign tax purposes (“Purchase Price Allocation”). Buyer shall deliver a Purchase Price Allocation to Seller within 120 days following the Closing Date.  If within thirty (30) days after the delivery of the Purchase Price Allocation, Seller notifies Buyer in writing that Seller objects to the Purchase Price Allocation, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within thirty (30) days. In the event that Buyer and Seller are unable to resolve such dispute within such 30-day period, the disputed items shall be resolved in accordance with the provisions set forth in Section 1.2(c)(iii), mutatis mutandis. Buyer and Seller shall use the asset values determined from such agreed or determined allocation for all applicable income tax purposes including Internal Revenue Service Form 8594.

(ii)Canada Buyer and Canada Seller agree that the allocation of the Canadian Purchase Price (including the Canada Assumed Liabilities) among the Canada Transferred Assets, for Canadian income tax purposes, shall be made in accordance with, and governed by, the principles set forth in Section 1.2(e)(i), mutatis mutandis. Canada Buyer and Canada Seller shall execute and file all Tax Returns and prepare all financial statements and other instruments on the basis of this allocation and agree to not take any position during the course of any audit or other action inconsistent with such allocation unless required by a determination of the applicable Governmental Authority that is final.

Section 1.3Closing Deliveries.  At or before the Closing, the parties will deliver the documents and instruments that are set forth in this Section 1.3.

(a)At or before the Closing, Buyer will deliver to Seller duly executed copies of each of the Ancillary Agreements, each dated as of the Closing Date.

(b)At or before the Closing, Seller will deliver to Buyer each of the following:

(i)equity powers of the Equity Interests to be transferred to Buyer;

(ii)duly executed copies of each of the Ancillary Agreements, each dated as of the Closing Date;

(iii)those resignations contemplated by Section 4.8;

(iv)reasonable evidence of the termination of those Affiliate agreements contemplated by Section 4.9; and

(v)reasonable evidence of the release of any Liens securing any Indebtedness contemplated by Section 1.1.

Section 1.4Canada Transferred Assets and Canada Assumed Liabilities Deliveries. At or before the Closing, Seller shall have caused Canada Seller to have taken such actions as are necessary to sell the Canada Transferred Assets to Canada Buyer, and to have Canada Seller to have assigned the Canada Assumed Liabilities to Canada Buyer, and in that respect shall have delivered, or caused to be delivered, the following documents with respect to the Canada Transferred Assets and Canada Assumed Liabilities:

(a)a general assignment and assumption agreement substantially in the form attached as Exhibit E-1;

(b)a lease assignment agreement in a form and substance acceptable to Canada Buyer, acting reasonably, and attached as Exhibit E-2;

(c)a patent assignment agreement in a form and substance acceptable to Canada Buyer, acting reasonably, and attached as Exhibit E-3;

(d)a trademark assignment agreement in a form and substance acceptable to Canada Buyer, acting reasonably, and attached as Exhibit E-4;

(e)a motor vehicle assignment agreements and bills of sale in a form and substance acceptable to Canada Buyer, acting reasonably, and attached as Exhibit E-5; and

(f)a certificate certifying the resolutions of Canada Seller’s directors/shareholders approving the transactions contemplated thereby, and attached as Exhibit E-6.

Section 1.5Withholding.  Buyer and Seller may withhold from amounts otherwise payable pursuant to this Agreement such amount as is required to be deducted and withheld with respect to such payment under applicable Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  If a party intends to withhold, such party shall provide notice to the party in respect of whom such payment is to be made at least ten (10) Business Days in advance of any such withholding or deduction (such notice to include the legal authority and the calculation method for the expected withholding), and such parties shall cooperate with each other to take commercially reasonable steps to minimize or eliminate such withholding or deduction.

Article 2

Representations and Warranties of Seller

Except as set forth in the Seller Disclosure Letter, Seller represents and warrants to Buyer as of the date of this Agreement and of the Closing Date, assuming for the purposes of such representations and warranties that the Pre-Closing Steps have occurred prior to the execution and delivery of this Agreement, as follows:

Section 2.1Organization and Power.  Each of Seller, Canada Seller, and the Company is an entity duly organized, validly existing and in good standing (or the equivalent thereof, where such concept is recognized) under the laws of its jurisdiction of organization and has all requisite corporate, limited liability company or other entity power and authority to own, lease and operate its material properties and to carry on its businesses as presently conducted.  Each of the Company and Canada Seller is duly qualified or licensed to do business and is in good standing (or the equivalent thereof, where such concept is recognized) in the jurisdictions in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.

Section 2.2Authorization.

(a)Seller and its Affiliates have all requisite corporate, limited liability company or other entity power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Seller or any of its Affiliates is a party, as applicable, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements to which Seller or any of its Affiliates is a party and the consummation of the transactions contemplated hereby and thereby by Seller or any Affiliate of Seller, as applicable, have been duly authorized by all requisite corporate, limited liability company or other entity power action of Seller or such Affiliate of Seller, as applicable.  This Agreement has been (and the execution and delivery of each of the Ancillary Agreements to which Seller or any Affiliate of Seller will be a party will be) duly executed and delivered by Seller (and, in the case of the Ancillary Agreements, by Seller or the applicable Affiliate of Seller) and constitutes (and each such Ancillary Agreement when so executed and delivered by Seller or the applicable Affiliate of Seller will constitute) a valid, legal and binding agreement of Seller (and in the case of the Ancillary Agreements, Seller or Affiliates of Seller party thereto) (assuming that this Agreement has been, and the Ancillary Agreements to which Seller or any Affiliate of Seller is a party will be, duly and validly authorized, executed and delivered by the other Persons party thereto), enforceable against Seller (and in the case of the Ancillary Agreements, Seller or Affiliates of Seller party thereto) in accordance with its terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

(b)Assuming the truth and accuracy of the representations and warranties of Buyer set forth in Section 3.2(b), no notices to, filings with or authorizations, registrations, declarations, consents or approvals of any Governmental Authority are necessary for the execution, delivery or performance by Seller or any Affiliate of Seller of this Agreement or the Ancillary Agreements to which Seller or any Affiliate of Seller is a party or the consummation by Seller or its Affiliates of the transactions contemplated hereby or thereby, including the pre-Closing amalgamation of Robertson Building Systems Limited and Gienow Canada Inc. and transfer of the Canada Transferred Assets and assignment of the Canada Assumed Liabilities, except for (i) compliance with and filings under the HSR Act and any other applicable Competition Laws, (ii) those the failure of which to obtain or make would not reasonably be expected to be materially adverse to the ongoing conduct of the Business, taken as a whole and (iii) those that may be required solely as a result of facts specific to Buyer and its Affiliates.

Section 2.3Non-Contravention.  The execution and delivery by Seller and its Affiliates of this Agreement and the Ancillary Agreements to which Seller or any Affiliate of Seller is a party and the performance of Seller or such Affiliate of Seller’s obligations hereunder and thereunder (including the Pre-Closing Steps and consummation of the transactions contemplated hereunder and thereunder) do not (a) conflict with or result in any breach of any provision of the Organizational Documents of Seller or any applicable Affiliate of Seller, (b) assuming compliance with the matters referred to in Section 2.2(b), violate any applicable Law of any Governmental Authority having jurisdiction over Seller or any applicable Affiliate of Seller, (c) require any consent of or other action by any Person under, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Material Contract or (d) except as contemplated by this Agreement, result in the creation or imposition of any Lien other than Permitted Liens on any Transferred Asset, except, in the case of clauses (b), (c) and (d), as would not reasonably be expected to be materially adverse to the ongoing conduct of the Business, taken as a whole.

Section 2.4Capitalization; Title to Equity Interests.

(a)The Equity Interests, collectively, constitute all of the equity securities of the Company.  Seller is the holder of record and beneficially owns all of the Equity Interests, and has good and valid title to such Equity Interests, free and clear of all Liens (other than Liens that will be fully released at or prior to Closing).  All of the Equity Interests have been duly authorized, validly issued and are fully paid and non-assessable and are owned free and clear of any Liens (other than those arising under this Agreement or existing under Indebtedness to be repaid at Closing or arising under, or in connection with, the Credit Facilities, which shall be fully released at or prior to Closing).  Effective as of the Closing, good and valid title to the Equity Interests will pass to Buyer, free and clear of all Liens (other than any Liens created or imposed by Buyer), including, but not limited to, Liens arising under Indebtedness to be repaid at Closing and arising under, or in connection with, the Credit Facilities.

(b)Other than the Equity Interests, there are no outstanding (i) equity securities of the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for Equity Interests, (iii) options, warrants or other rights to acquire from the Company or obligations of the Company to issue, any equity securities or securities convertible into or exchangeable or exercisable for Equity Interests or (iv) equity appreciation, phantom equity, profit participation or similar rights with respect to any Equity Interests.

(c)Neither Seller nor any of its Affiliates is party to any right of first refusal, right of first offer, proxy, voting agreement, registration rights agreement, equityholders agreement or any other contract with respect to the sale, repurchase, redemption, transfer or voting of the Equity Interests.

Section 2.5Ownership Interests.  Section 2.5 of the Seller Disclosure Letter lists all shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any Person that are owned by the Company.

Section 2.6Financial Statements.

(a)Seller has delivered to Buyer copies of the unaudited trial balances of the Business as of and for the (i) twelve months ended December 31, 2020 and (ii) three months ended March 31, 2021 (collectively, the “Trial Balances”).

(b)The Trial Balances (i) have been prepared in good faith and in accordance with Seller’s regular accounting policies, practices, and methodologies applied on a consistent basis for the purposes of this Agreement based on the books and records of Seller and its Affiliates and (ii) are derived from the books and records of Seller and its Affiliates which are maintained by Seller or its Affiliates in a manner that permits Seller to prepare financial statements of Seller in accordance with U.S. GAAP, consistently applied.

(c)Notwithstanding the foregoing, the Trial Balances and the representations and warranties in clauses (a) and (b) of this Section 2.6 are qualified by the fact that (i) the Business has not operated on a separate standalone basis and historically has not been separately reported within Seller’s and its Affiliates’ consolidated financial statements, and (ii) the Trial Balances are not necessarily indicative of what the results of operations and financial position and cash flows of the Business will be in the future.

Section 2.7Other Liabilities.  There are no Liabilities of the Business that would be required under GAAP to be disclosed on a balance sheet of the Business as of the date hereof, except (a) Liabilities disclosed in the Trial Balances, (b) Liabilities incurred in the Ordinary Course of Business since March 31, 2021, (c) the Retained Liabilities, (d) Liabilities incurred pursuant to or in connection with the transactions contemplated hereby, and (e) other Liabilities that are not or could not reasonably be expected to be material to the Business.

Section 2.8Absence of Certain Changes.  During the period beginning on December 31, 2020, (a) there has not been a Material Adverse Effect and (b) the Business has been conducted in the Ordinary Course of Business, except, in each case, as disclosed in Section 2.8 of the Seller Disclosure Letter or as otherwise contemplated by this Agreement (including Section 4.9 and Section 4.10(a)).

Section 2.9Material Contracts.

(a)Section 2.9 of the Seller Disclosure Letter lists the following Transferred Business Contracts, except for this Agreement, and excluding any Benefit Plan (collectively, the “Material Contracts”):

(i)any agreement relating to any incurrence, assumption or guarantee of indebtedness for borrowed money in excess of $100,000;

(ii)any joint venture agreement or partnership agreement or other similar agreements or arrangements with a third party;

(iii)any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any business, capital stock or other equity securities or assets of any other Person (whether by merger, consolidation or other business combination, sale of stock or other securities, sale of assets or otherwise), including any agreement under which the Business has a material obligation with respect to an “earn out”, contingent purchase price or similar contingent payment obligation;

(iv)any agreement that contains exclusivity obligations, most favored nation obligations, or non-competition obligations or restrictions binding on the Business; other than any such agreement that is terminable on less than ninety (90) days’ notice without penalty or that can be terminated at an aggregate cost of less than $100,000.

(v)any (A) agreement material to the Business pursuant to which the Business receives a license from a third party to any Intellectual Property (other than licenses to commercially available software or licenses granted in connection with the purchase or lease of IT Systems or IT services) or (B) agreement material to the Business pursuant to which Transferred Owned Intellectual Property is licensed to a third party other than licenses granted in the Ordinary Course of Business pursuant to the Company’s standard terms, including in connection with the sale or licensing of products or services of the Business, in each case of (A) and (B), that involved aggregate payments by or to the Business in excess of $200,000 during the twelve (12)-month period immediately preceding January 31, 2021;

(vi)any agreement involving a remaining commitment by the Business to pay any single capital expenditure in excess of $100,000 or series of capital expenditures in excess of, in the aggregate, $200,000;

(vii)any agreement to sell or otherwise dispose of any capital assets having a fair market value in excess of $100,000;

(viii)any agreement relating to any interest rate, derivatives or hedging transactions;

(ix)any Real Property Lease, the breach or termination of which would reasonably be expected to be materially adverse to the ongoing conduct of the Business, taken as a whole;

(x)any agreements with any Persons under which the aggregate payments made to or received by the Business during the fiscal year ended December 31, 2020 exceeded $2,000,000;

(xi)any agreement with a Governmental Authority; and

(xii)any Affiliate Contracts.

(b)Each Material Contract is in full force and effect and is a valid and binding agreement of the Company or, with respect to any Material Contract constituting a Canada Transferred Asset, the applicable Affiliate of Seller party to such Material Contract (except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought), and neither the Company the applicable Affiliate of Seller party to any Material Contract constituting a Canada Transferred Asset nor, to the Knowledge of Seller, any other party thereto, is in default or breach in any material respect under (or is as of the date of this Agreement alleged to be in default or breach in any material respect under) the terms of, or as of the date of this Agreement has provided or received any notice of any intention to terminate, any such Material Contract, and, to the Knowledge of Seller, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder.

Section 2.10Properties.

(a)Owned Real Property.  Schedule 2.10(a) sets forth all real property and interests in real property owned by Seller or its Affiliates that are used exclusively in connection with the Business (the “Owned Real Property”).  Except as set forth on Schedule 2.10(a), Seller has good, valid and marketable fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens.  Seller has not (i) leased, subleased or otherwise granted to any Person the right to use or occupy the Owned Real Property; (ii) granted to any third party any outstanding option, right of first offer or right of first refusal to purchase, use or possess any Owned Real Property or any portion thereof or interest therein; and (iii)  received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending with respect to the Owned Real Property, and to the Knowledge of Seller, no such eminent domain, condemnation or other similar proceedings are anticipated or threatened which may affect the Owned Real Property.  As of the Closing, the Owned Real Property shall have been conveyed to the Company via warranty deed or special warranty deed.

(b)Real Property Leases.  Schedule 2.10(b) sets forth all real property leased, subleased, licensed or otherwise occupied (but not owned) by Seller that are used exclusively in connection with the operation of the Business (the “Leased Real Property”), along with a list of all leases for the Leased Real Property (collectively, the “Leases”).  Except as set forth on Schedule 2.10(b), (i) the Leases governing the Leased Real Property are in full force and effect and are valid and binding obligations of Seller or any Subsidiary of Seller that is a party thereto and enforceable in accordance with its terms against Seller or such Subsidiary of Seller except (A) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (B) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought; (ii) the Seller’s and its Subsidiaries’ possession and quiet enjoyment of the leased premises under each such Lease has not been disturbed and, to the Knowledge of Seller, there are no material disputes with respect to such Leases; (iii) neither Seller nor any of its Subsidiaries nor, to the Knowledge of Seller, any other party is in material default or material breach of such Leases, and Seller has not received written notice of, and to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such material default or breach; (iv) there are no material disputes, oral agreements, or forbearance programs in effect as to any such Leases and (v) Seller and each of its Subsidiaries have not assigned, transferred, subleased, licensed or otherwise granted any Person the right to use or occupy such leased premises or any portion thereof.

(c)Additional Real Property Representations.  (i) The only real property used by Seller and its Subsidiaries in connection with their respective Business is the Owned Real Property and the Leased Real Property (collectively, the “Real Property”); (ii) Seller and each applicable Subsidiary has received all required approvals from the applicable Governmental Authorities (including permits and certificates of occupancy or other such certificates permitting lawful occupancy and use of the Real Property) required in connection with its use of the Real Property; (iii) except as otherwise set forth on Section 2.10(c) of the Seller Disclosure Letter, as of the Closing Date, all costs for labor and material for the construction, equipment, maintenance, or repair of any improvements to the Real Property shall have been paid in full; (iv) neither Seller nor any applicable Subsidiary has received any written notice for assessments for public improvements against the Real Property that are either proposed, or delinquent and remain unpaid or that will become due and payable on or prior to the Closing Date, other than ad valorem property taxes payable in the Ordinary Course of Business and, to the Knowledge of Seller, no Governmental Authority has proposed any public improvements that shall result in any assessments being levied against the Real Property and (v) except as otherwise set forth in Section 2.10(c) of the Seller Disclosure Letter, there are no material structural defects in any of the buildings, infrastructure (including walls, roofs or parking) or other improvements situated on the Real Property, and all of the building systems are, in all material respects, in good condition and working order, and sufficient to conduct the business of Seller and each applicable Subsidiary in the manner currently and historically conducted and do not require any material repairs or replacements, except, in the case of clauses (i) through (v), as would not reasonably be expected to be materially adverse to the ongoing conduct of the Business, taken as a whole.  With respect to this Section 2.10(c), a “material repair or replacement” shall mean any repair, replacement, retrofitting or other restoration with respect to any Real Property, the cost of which is reasonably expected to exceed $100,000.

(d)Personal Property.  The Company, or, with respect to any such asset constituting a Canada Transferred Asset, Canada Seller, has (or shall have at Closing following completion of the Pre-Closing Steps) good and valid title to, or otherwise have the right to use pursuant to a valid and enforceable lease or similar contractual arrangement, all of the tangible assets constituting Material Assets, free and clear of any Liens other than Permitted Liens.

(e)All tangible assets constituting the Canada Transferred Assets are located in the Province of Ontario, and the Business is conducted in every Province in Canada.

Section 2.11Intellectual Property; IT Systems; Data Privacy and Security.

(a)Section 2.11(a) of the Seller Disclosure Letter lists all registrations and pending applications for patents, trademarks, service marks, domain names and copyrights included in the Transferred Owned Intellectual Property (the “Owned Registered Intellectual Property”). Except as would not be materially adverse to the ongoing conduct of the Business, the Owned Registered Intellectual Property set forth in Section 2.11(a) of the Seller Disclosure Letter is valid and enforceable.  Except as would not be materially adverse to the ongoing conduct of the Business, all necessary registration, maintenance and renewal fees currently due in connection with the Owned Registered Intellectual Property have been paid and all necessary documents, recordations and certificates in connection with such Owned Registered Intellectual Property have been filed with the relevant Governmental Authorities for the purposes of prosecuting, establishing ownership and maintaining such Owned Registered Intellectual Property.  There are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings presently pending with respect to such Owned Registered Intellectual Property. The Company, or to the extent constituting a Canada Transferred Asset, an Affiliate of Seller, exclusively owns each of the items set forth in Section 2.11(a) of the Seller Disclosure Letter and all other Intellectual Property included in the Transferred Assets, in each case, free and clear of all Liens except for Permitted Liens. The Transferred Owned Intellectual Property constitutes all Intellectual Property owned by Seller or its Affiliates that is exclusively related to the Business and, except as would not be materially adverse to the ongoing conduct of the Business, the Company has a valid and enforceable right to use, pursuant to a written agreement, all other Intellectual Property necessary to conduct the Business in the same manner as currently conducted.

(b) Except as would not be materially adverse to the ongoing conduct of the Business, (i) no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, delivery, or provision of any Proprietary Software in a manner that subjects any Proprietary Software to any Copyleft License, (ii) the Proprietary Software does not contain Harmful Code, and (iii) none of the source code or related materials for any Proprietary Software has been licensed or provided to, or used or accessed by, any Person other than employees, consultants and contractors of the Company that are subject to written confidentiality obligations with respect to such source code or related materials and who have used such source code and related materials only for the internal business of the Company.  The Company is not party to any source code escrow agreement or contract or any other agreement or contract requiring the deposit of any source code or related materials for any Proprietary Software.

(c)Neither Seller nor any of its Affiliates has received any written notice or claim (i) that the Business, the Transferred Owned Intellectual Property or the use thereof, is infringing on or has misappropriated or otherwise violated the Intellectual Property rights of any Person, (ii) challenging Seller’s or its Affiliates ownership or use of any Transferred Owned Intellectual

Property, or (iii) challenging Seller’s or its Affiliates use of any Intellectual Property used in the Business. Except as would not be materially adverse to the ongoing conduct of the Business, the operation of the Business, the Transferred Owned Intellectual Property and the use thereof, does not infringe the Intellectual Property of any third Person and to the Knowledge of Seller, no Person is infringing or misappropriating any of the Transferred Owned Intellectual Property. Seller and its Affiliates have taken commercially reasonable steps that are (i) designed to maintain the performance, security and integrity of the IT Systems and to protect the IT Systems and the information stored therein from any unauthorized access, interruption or modification by any third party and (ii) consistent with applicable industry data security standards.  The IT Systems are adequate and sufficient, in all material respects, for the operation of the Business as currently conducted by the Company.  Except as would not be materially adverse to the ongoing conduct of the Business, since January 1, 2018, there have been no (i) breakdowns or outages of the IT Systems that have caused any material disruption or interruption in the operation of the Business, or (ii) material security breaches of, or other material unauthorized access to, any IT Systems or any information stored thereon.  To the Knowledge of Seller, the IT Systems do not contain any Harmful Code that would reasonably be expected to interfere with the conduct of the Business or present a risk of unauthorized access, disclosure, use, corruption, destruction or loss of the IT Systems or any information stored thereon.

(d)Except as would not be materially adverse to the ongoing conduct of the Business (i) Seller and its Affiliates have maintained privacy policies concerning the Company’s collection, use, storage, retention, disclosure and disposal of Personal Information that comply with applicable Laws in all material respects and have provided materially accurate notice of the Company and its Subsidiaries’ practices concerning the processing of Personal Information, (ii) such notices, together with all other privacy-related communications from the Company to users or customers have not contained and do not contain any material omissions of the Company’s practices concerning the collection, use, storage, retention, disclosure and disposal of Personal Information, and (iii) the Company’s privacy practices conform, and at all times since January 1, 2018, have conformed, in all material respects to the applicable written privacy policies then in effect.  The Company has complied in all material respects with, is not in violation of, and has not received any notices of violation with respect to, any applicable Laws, contracts, and other commitments, obligations or representations known to the Company concerning Personal Information. Except as would not be materially adverse to the ongoing conduct of the Business, the consummation of the transaction contemplated by this Agreement will not violate the Company’s written obligations with respect to Personal Information in any material respect.

(e)This Section 2.11 contains the sole and exclusive representations made by Seller with respect to infringement, misappropriation or other violation of Intellectual Property.

Section 2.12Litigation.  As of the date hereof, (a) there is no Litigation pending or, to the Knowledge of Seller, threatened in writing against the Company or the Business and (b) there is no outstanding order, writ, judgment, injunction, decision, ruling, award or decree issued against the Company or the Business, except, in each case of clauses (a) and (b), as would not reasonably be expected to be materially adverse to the ongoing conduct of the Business, taken as a whole.

Section 2.13Compliance with Laws; Licenses and Permits.

(a)The Business is operated in compliance with applicable Law, except as would not reasonably be expected to be materially adverse to the ongoing conduct of the Business.

(b)The Company and Canada Seller, as applicable, hold all licenses, franchises, permits, certificates, consents, approvals or other similar authorizations issued by applicable Governmental Authorities necessary for the lawful conduct of the Business (the “Permits”), except as would not reasonably be expected to be materially adverse to the ongoing conduct of the Business, taken as a whole.  The material Permits are valid and in full force and effect, no Seller or any of their applicable Affiliates is in default under the Permits, and no suspension, revocation, cancellation or material modification of any Permit is pending or, to the Knowledge of Seller, has been threatened and none of the Permits will be terminated as a result of the transactions contemplated hereby, except, in each case, as would not reasonably be expected to be materially adverse to the ongoing conduct of the

Business.

(c)Since January 1, 2018, none of Seller or its Affiliates, or any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by Seller or its applicable Affiliates, any agent or representative of Seller or its applicable Affiliates has, in connection with or acting on behalf of the Business, (i) made or offered any unlawful payment, or offered or promised to make any unlawful payment, or provided or offered or promised to provide anything of value (whether in the form of property or services or in any other form), to any foreign or domestic government official or employee, or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (iii) taken any other action or made any omission, in each case, in violation of any law applicable to the Company or the Business governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials, including, if applicable, the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd 1, et seq., the UK Bribery Act 2010, Corruption of Foreign Public Officials Act (Canada), and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”).  As of the date hereof, none of Seller or its Affiliates has, in connection with or relating to the Business, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law.

(d)Each of the Company, and solely with respect to the Business, Seller and its Affiliates (other than the Company) is in compliance with all applicable statutory and regulatory requirements relating to economic sanctions or embargoes, including all Laws administered and enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC Laws”).  None of the Company or, solely with respect to the Business, Seller or its Affiliates (other than the Company) is party to any contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury, in each case, to the extent OFAC Laws apply to the Company.  As of the date hereof, none of the Company or, solely with respect to the Business, Seller or its Affiliates (other than the Company) has received from any Governmental Authority or any other Person any written notice of any material violation or alleged material violation of any OFAC Laws.

(e)Seller makes no representation or warranty in this Section 2.13 with respect to environmental matters, employee benefit matters or Tax matters, which matters are exclusively addressed in, respectively, Section 2.14, Section 2.15, Section 2.16 and Section 2.17.

Section 2.14Environmental Matters.

(a)The Company and the Business are, and for the past five years have been, in compliance in all material respects with all applicable Environmental Laws.

(b)The Business is in possession of, and in compliance in all material respects with, all material Permits that are required pursuant to applicable Environmental Laws.

(c)Seller and its Affiliates have not received from any Governmental Authority any written notice of material violation of any Environmental Law the substance of which has not been resolved with respect to the Business.

(d)Neither the Company nor, to the Knowledge of Seller, any other Person has released any Hazardous Substances at any Transferred Real Property which requires any material investigation, removal, remedial or cleanup actions by the Company pursuant to any applicable Environmental Law.

(e)As of the date hereof, no material action or proceeding is pending or, to the Knowledge of Seller, threatened in writing against the Business under any Environmental Law.

This Section 2.14 contains the sole and exclusive representations made by Seller relating to matters arising under Environmental Laws.

Section 2.15Employees, Labor Matters, etc.

(a)Neither the Company, Seller nor any Affiliate of Seller with respect to the conduct of the Business is party to or is otherwise bound by any collective bargaining agreement, and there are no labor unions, trade unions, employee bargaining agency, affiliated bargaining agent or other organizations or groups representing, purporting to represent or attempting to represent any Business Employee identified as of the date hereof and no Person has applied to have the Company, Seller or any Affiliate of Seller declared a common or related employer pursuant to applicable Laws.  As of the date of this Agreement there is no pending or, to the Knowledge of Seller, threatened unfair labor practice complaint, grievance, arbitration proceeding, strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any Business Employees identified as of the date hereof.  The Company, Seller and any Affiliates of Seller with respect to the conduct of the Business are and have been for the preceding three years in compliance in all material respects with all applicable Laws respecting worker engagement, worker eligibility, labor, employment, fair employment and labor practices, immigration, pay equity, human rights, accommodation, workers’ compensation, occupational health and safety (including, but not limited to, any safety requirements related to COVID-19), terms and conditions of employment, employee classification and wages and hours.

(b)Each Canadian Business Employee is located in the Province of Ontario.  There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company, Seller nor any Affiliate of Seller has been reassessed in any material respect under such legislation during the past three years and, to the Knowledge of Seller, no audit of the Company, Seller nor any Affiliate of Seller is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or potential claims in respect of Business Employees which may result in a Material Adverse Effect on the Company, Seller or any Affiliate of Seller’s accident cost experience in respect of the Business and there are no orders under applicable occupational health and safety legislation relating to the Business which are currently outstanding.

(c)The Company has made available to Buyer a list that sets forth the name, compensation, location, job title, and active or inactive status of each Business Employee.

Section 2.16Employee Benefit Plans and Related Matters; ERISA.

(a)Section 2.16(a)(i) of the Seller Disclosure Letter lists all material Benefit Plans maintained solely for the benefit of Business Employees (the “Transferred Plans”).  Section

2.16(a)(ii) of the Seller Disclosure Letter lists all material Seller Plans.  With respect to each Seller Plan, Seller has made available to Buyer copies (to the extent applicable) of (i) the plan and trust documents (with all amendments thereto) and the most recent summary plan description, (ii) the most recent annual report (Form 5500 series) and (iii) the most recent IRS determination or opinion letter.

(b)No Seller Plan is a Multiemployer Plan or a plan that is subject to Title IV of ERISA, and no Seller Plan provides health or other welfare benefits to former employees of the Business other than health continuation coverage pursuant to Section 4980B of the Code.  Neither the Company nor any of the Company’s assets could be subject to any Liability to a Multiemployer Plan or a plan subject to Title IV of ERISA as a result of being considered a single employer with Seller. No Benefit Plan is a “registered pension plan” or a “retirement compensation arrangement”, as such terms are defined under the Income Tax Act (Canada).

(c)Each Seller Plan has been registered (if required by Law), maintained and administered in all material respects in compliance with its terms, the applicable requirements of ERISA, the Code and any other applicable Law.  Each Seller Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination or opinion letter from the IRS and, to the Knowledge of Seller, there are no existing circumstances or events that would reasonably be expected to result in any revocation of, or a change to, such determination letter.

(d)Other than routine claims for benefits, there are no pending or, to the Knowledge of Seller, threatened claims by or on behalf of any participant in any of the Seller Plans and, to the Knowledge of Seller, there currently exists no state of facts which would reasonably be expected to give rise to any such claim or other proceeding.

(e)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would reasonably be expected to, either alone or in combination with any other event, (i) result in any payment becoming due to any Business Employee, (ii) materially increase any benefits under any Seller Plan with respect to any Business Employee or (iii) result in the acceleration of the time of payment, vesting or funding or increase the amount of, any compensation or benefits due to any Business Employee.

(f)All material premiums, contributions or other payments required to be made to the Seller Plans with respect to all Business Employees by the Company or Seller pursuant to the terms of such Seller Plans and provisions and applicable Law as of the Closing Date have been timely made and all benefits accrued under any unfunded Seller Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(g)Neither the Company nor Seller are party to any contract containing an indemnity or gross-up obligation on or after the Closing for any Taxes imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax Law) with respect to any Business Employee.

(h)The Company and Seller are and have, with respect to the Business Employees, been in material compliance with the Patient Protection and Affordable Care Act and all reporting obligations thereunder.

Section 2.17Tax Matters.

(a)Filing and Payment.  All material Tax Returns required to be filed in connection with the operation of the Business have been duly and timely filed and are complete and correct.  All material Taxes shown as due on such Tax Returns required to be paid with respect to, or that could give rise to a Lien on the assets of, the Business have been duly and timely paid.  All material Taxes required to be withheld by Seller in connection with the operation of the Business have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b)Procedure and Compliance.  As of the date hereof (i) no written agreement waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material Taxes, in each case, currently in effect, Seller in connection with the operation of the Business, and no written power of attorney with respect to any such Taxes has been filed or entered into with any Governmental Authority, (ii) no material Taxes of Seller in connection with the operation of the Business are under audit, examination or investigation by any Governmental Authority and (iii) no Governmental Authority has asserted in writing any deficiency, adjustment or claim with respect to material Taxes against Seller in connection with the operation of the Business with respect to any taxable period for which the period of assessment or collection remains open.

(c)Closing Agreements.  Seller in connection with the operation of the Business has not received or applied for a material Tax ruling or entered into a  material closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon the Company after the Closing Date.

(d)Certain Events.  Seller in connection with the operation of the Business will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law) or (ii) installment sale or open transaction disposition made on or prior to the Closing Date.

(e)Listed Transactions.  Seller in connection with the operation of the Business has not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the last five (5) years.

(f)The Company is and always has been disregarded as an entity separate from Seller for U.S. federal and applicable state and local income tax purposes.

(g)There are no material liens for Taxes upon the Business and/or any Transferred Assets, other than Permitted Liens.

(h)None of Seller or its Affiliates are making any representation or warranty about the existence of, amount of or ability to otherwise use any net operating loss, asset basis or any other tax attribute of the Business.

(i)Canada Seller has paid all Taxes required to be paid by it, has withheld and remitted all material Taxes required to be withheld and remitted (including from non-residents of Canada and employees) and has collected and remitted all material sales or similar Taxes required to be collected by it, in each case with respect to the Canada Business, to the extent that not doing so would give rise to a material lien on the assets of the Canada Business or to the extent that Canada Buyer would otherwise be liable.  There are no outstanding claims for Taxes with respect to the Canada Business, that would give rise to a material lien on the assets of the Canada Business or for which Canada Buyer would otherwise be liable  by any Governmental Authority against Canada Seller or an adequate reserve or provision has been properly set aside in accounts for such purpose.

(j)Canada Seller is not a non-resident of Canada within the meaning of the Income Tax Act (Canada) (the “Tax Act”) and none of the Canada Transferred Assets are used or held by Seller or its Affiliates that are non-residents of Canada in a business carried on by them in Canada for purposes of the Tax Act.

(k)Following its formation, Canada Seller will, for the purposes of the goods and services tax imposed under Part IX of the Excise Tax Act (Canada) (the “ETA”), register for a Federal registration number, which number shall be provided to Canada Buyer prior to Closing.

Section 2.18Insurance.  Section 2.18 of the Seller Disclosure Letter sets forth a list of all material insurance policies maintained by (or for the benefit of) the Business as of the date hereof.  Except as would not reasonably be expected to have a Material Adverse Effect, Seller and its Affiliates are in compliance with all current property and liability insurance policies covering the Business (and all premiums due and payable thereon have been paid in full on a timely basis), and as of the date hereof no written notice of cancellation, termination or revocation has been received by Seller or its Affiliates.

Section 2.19Finders’ Fees.  No broker, finder, financial advisor or investment banker, other than Rothschild & Co, whose fees shall be included in the Transaction Expenses or otherwise paid at Closing by Seller or its Affiliates (other than the Company), is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s fee or commission or similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Affiliate of Seller (including the Company) for which Buyer or any of its Affiliates may become liable.

Section 2.20Contracts with Affiliates.  Section 2.20 of the Seller Disclosure Letter lists all contracts as of the date hereof to which the Company, or in the case of any contract constituting a Canada Transferred Asset, an Affiliate of Seller, on the one hand, and Seller or any of its Affiliates (other than the Company or an Affiliate of Seller party to a contract constituting a Canada Transferred Asset) directors or officers (other than any employment, severance, bonus and similar arrangements concerning the compensation of directors or officers), on the other hand, are parties or are otherwise bound or affected (each such contract, an “Affiliate Contract”).

Section 2.21Assets.

(a)Upon (i) the purchase and acquisition of the Equity Interests and Canada Transferred Assets in accordance with this Agreement, (ii) the receipt by Buyer or its Affiliates (including, after the Closing, the Company) of the services and benefits available or otherwise offered by Seller or its Affiliates to Buyer or its Affiliates under the Ancillary Agreements and access to the assets specified therein or made available thereunder (including the Services Intellectual Property), (iii) the receipt of the benefits of the Divided Commingled Contracts, (iv) the receipt of any third party consents necessary for the transfer of the Transferred Business Contracts (or the receipt by Buyer of the benefits of any such Transferred Business Contract with respect to which consent has not been obtained in accordance with Section 4.10(c)) and (v) replacement of cash, debt financing, insurance, letters of credit, guarantee and credit support arrangements that are not included in the transaction, Buyer and Canada Buyer, as the case may be, shall have, directly or indirectly, immediately following the Closing the assets and properties and services necessary for the ongoing conduct of the Business immediately following the Closing in all material respects as the Business is currently being conducted, provided that the foregoing is not a representation or warranty with respect to infringement or misappropriation of the Intellectual Property of any third Person.

(b)Neither Seller nor any of its Affiliates is party to any right of first refusal, right of first offer, proxy, voting agreement, registration rights agreement, equityholders agreement or any other contract with respect to the sale, repurchase, redemption, transfer or voting with respect to the Transferred Assets or the Equity Interests.

Section 2.22Inventory.  All Inventory of the Company or included in the Canada Transferred Assets, as the case may be, consists of items of a quality and quantity usable and salable in the Ordinary Course of Business in all material respects, and the level of Inventory is consistent with the level maintained by the Business in the Ordinary Course of Business in all material respects. The values at which such Inventory is carried are stated in accordance with GAAP at the lower of historic cost or market.  An adequate reserve has been established for missing, damaged, spoiled, obsolete, defective or slow moving inventory, and such reserve is consistent with the Ordinary Course of Business.  The Company does not have any inventory that, and none of the inventory included in the Canada Transferred Assets, has been consigned to third parties or that otherwise is not in the physical possession of the Company or Canada Seller, as applicable.

Section 2.23Accounts Receivable.  All accounts receivable of the Company or in connection with the Canada Transferred Assets, as the case may be, reflected in the Trial Balances represent bona fide claims for goods or services sold.

Section 2.24Customers; Suppliers.

(a)The Company has delivered to Buyer a true, complete and correct list of the top ten (10) customers of the Business for the most recent complete fiscal year as measured by revenues derived from such customers.  No such customer has canceled or terminated its relationship with the Business during the twelve (12) months immediately preceding the date of this Agreement.  To the Knowledge of Seller, no such customer has otherwise modified, or threatened to cancel, terminate or otherwise modify, its relationship with the Business during the twelve (12) months immediately preceding the date hereof or has during such twelve (12)-month period decreased its business with the Business, except as would not reasonably be expected to be materially adverse to the ongoing conduct of the Business, taken as a whole.

(b)The Company has delivered to Buyer a true, complete and correct list of the top ten (10) suppliers or vendors of the Business for the most recent complete fiscal year as measured by revenues derived from such suppliers or vendors.  No such supplier or vendor has canceled or terminated its relationship with the Business during the twelve (12) months immediately preceding the date of this Agreement.  To the Knowledge of Seller, no such supplier or vendor has modified, or threatened to cancel, terminate or otherwise modify, its relationship with the Business during the twelve (12) months immediately preceding the date hereof or has during such twelve (12)-month period decreased its business with the Business, except as would not reasonably be expected to be materially adverse to the ongoing conduct of the Business, taken as a whole.

Section 2.25No Other Representations and Warranties.  Except for the representations and warranties expressly set forth in this Article 2 and the Ancillary Agreements to be entered into at or prior to the Closing, neither Seller, Canada Seller nor any Affiliate of Seller nor any of their respective directors, officers, employees, stockholders, agents or representatives nor any other Person makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, on behalf of Seller, Canada Seller or any Affiliate of Seller, and each of Seller, Canada Seller and their respective Affiliates by this Agreement disclaims any such representation or warranty, whether by Seller, Canada Seller, any Affiliate of Seller or any of their respective directors, officers, employees, stockholders, agents or representatives or any other Person, notwithstanding the delivery or disclosure to Buyer, or any of its directors, officers, employees, stockholders, agents or representatives or any other Person of any documentation or other information by Seller, Canada Seller or any Affiliate of Seller or any of their respective directors, officers, employees, stockholders, agents or representatives or any other Person with respect to any one or more of the foregoing.

Article 3

Representations and Warranties of Buyer

Each of Buyer and Canada Buyer represents and warrants to Seller as of the date of this Agreement and as of the Closing Date as follows:

Section 3.1Organization and Power.  Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted.  Canada Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia and has all requisite corporate power and authority to carry on its business as now conducted.

Section 3.2Authorization.

(a)Each of Buyer and Canada Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer, Canada Buyer, or any of their respective Affiliates is a party by Buyer, Canada Buyer or any of their respective Affiliates and the consummation of the transactions contemplated hereby and thereby (including the consummation of the transactions contemplated hereunder and thereunder) have been duly authorized by all requisite corporate action of Buyer, Canada Buyer and/or their respective applicable Affiliates.  This Agreement has been (and the Ancillary Agreements to which Buyer, Canada Buyer, or any of their respective Affiliates is a party will be) duly and validly executed and delivered by Buyer, Canada Buyer, and/or their respective applicable Affiliates and constitutes (and each such Ancillary Agreement when so executed and delivered by Buyer, Canada Buyer and/or their applicable Affiliates will constitute) a valid, legal and binding agreement of Buyer or Canada Buyer (and in the case of Ancillary Agreements, Buyer, Canada Buyer, or their respective Affiliates party thereto) (assuming this Agreement has been, and the Ancillary Agreements to which Buyer, Canada Buyer, or their respective applicable Affiliates is a party will be, duly authorized, executed and delivered by the other parties thereto), enforceable against Buyer or Canada Buyer (and in the case of the Ancillary Agreements, Buyer, Canada Buyer or their respective Affiliates party thereto) in accordance with its terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

(b)Assuming the truth and accuracy of Seller’s representations and warranties contained in Section 2.2(b), no material notices to, filings with or authorization, registration, declaration, consent or approval of any Governmental Authority is necessary for the execution, delivery or performance by Buyer, Canada Buyer or any of their respective Affiliates of this Agreement or the Ancillary Agreements to which Buyer, Canada Buyer or any of their respective Affiliates is a party or the consummation by Buyer and Canada Buyer of the transactions contemplated hereby or thereby, except for compliance with and filings under the HSR Act and any other applicable Competition Law.

Section 3.3Non-Contravention.  The execution and delivery by Buyer, Canada Buyer and their respective Affiliates of this Agreement and the Ancillary Agreements to which Buyer, Canada Buyer or any of their respective Affiliates is a party, and the performance of Buyer’s, Canada Buyer’s or any such Affiliate of Buyer’s or Canada Buyer’s obligations hereunder and thereunder do not (a) conflict with or result in any violation or breach of any provision of any of the Organizational Documents of Buyer, Canada Buyer or any of their respective applicable Affiliates, (b) assuming compliance with the matters referred to in Section 3.2(b), violate any provision of any applicable Law or (c) require any consent of or other action by any Person under, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Buyer or Canada Buyer is a party or by which any of them or any of their respective properties or assets may be bound, except in the case of clauses (b) and (c), as would not reasonably be expected to be, individually or in the aggregate, materially adverse to Buyer’s, Canada Buyer’s, and their respective applicable Affiliates’ ability to consummate the transactions contemplated hereby.

Section 3.4Availability of Funds.  Buyer has available and will have available at Closing sufficient cash in immediately available funds to pay the Estimated Purchase Price and to pay any and all other amounts payable by Buyer and Canada Buyer pursuant to this Agreement and to effect the transactions contemplated hereby.

Section 3.5Solvency.  Assuming the satisfaction of the conditions to Buyer’s and Canada Buyer’s obligation to consummate the transactions set forth herein, or the waiver of such conditions, immediately after giving effect to the consummation of the transactions contemplated by this Agreement, Buyer, Canada Buyer, and their respective Subsidiaries will be Solvent.  For purposes of this Section 3.5, “Solvent” means, with respect to any Person, that the fair saleable value (determined on a going concern basis) of the assets of such Person shall be greater than the total amount of such Person’s Liabilities (including all Liabilities, whether or not reflected in a balance sheet prepared in accordance with applicable accounting principles, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), such Person shall be able to pay its debts and obligations in the Ordinary Course of Business as they become due, and such Person shall have adequate capital to carry on its businesses and all businesses in which it is about to engage.

Section 3.6Purchase for Investment.  Buyer is purchasing the Equity Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Interests and is capable of bearing the economic risks of such investment.  Buyer acknowledges that the Equity Interests have not been registered under the Securities Act or any state securities Laws, and agrees that the Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

Section 3.7Litigation.  There is no Litigation pending against, or, to the knowledge of Buyer, threatened against or affecting, Buyer or Canada Buyer before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 3.8Finders’ Fees.  Except for Moelis & Company LLC, whose fees and expenses will be paid by Buyer, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s, financial advisor’s or investment banker’s fee or commission or similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Buyer, Canada Buyer or any of their respective Affiliates for which Seller or any Affiliates of Seller may become liable.

Section 3.9Sales Tax. Canada Buyer is a registrant for the purposes of the goods and services tax imposed under Part IX of the ETA.

Section 3.10No Additional Representations and Warranties; Inspection.  Each of Buyer and Canada Buyer acknowledges and agrees that it (a) has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the Business and the assets, condition, operations, prospects and liabilities of the Company, including the Transferred Assets and Assumed Liabilities, and (b) has been furnished with or given access to such information about the Business, the Transferred Assets, Assumed Liabilities and the Company as it has reasonably requested to form such independent judgment.  In entering into this Agreement, each of Buyer and Canada Buyer has relied solely upon such investigation and analysis and the representations and warranties set forth in Article 2, and acknowledges that (i) neither Seller or any Affiliate of Seller nor any of their respective directors, officers, employees, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, at law or in equity, (A) as to the accuracy or completeness of any of the information provided or made available to Buyer, its Affiliates or any of Buyer’s and its Affiliates respective directors, officers, employees, stockholders, agents, representatives or lenders or any other Person prior to the execution of this Agreement or (B) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Business, the Company, the Canada Transferred Assets or Canada Assumed Liabilities heretofore or hereafter delivered to or made available to Buyer, its Affiliates or any of Buyer’s and its Affiliates respective directors, officers, employees, stockholders, agents, representatives or lenders or any other Person and (ii) it has not been induced by or relied upon any representation, warranty or other statement, express or implied, made by Seller or any Affiliate of Seller or any of their respective directors, officers, employees, stockholders, agents or representatives or any other Person, except in the case of this clause (ii) for the representations and warranties set forth in Article 2 and the Ancillary Agreements to be entered into at or prior to the Closing.

Section 3.11No Other Representations and Warranties.  Except for the representations and warranties expressly set forth in this Article 3 and the Ancillary Agreements to be entered into at or prior to the Closing, neither Buyer, Canada Buyer, their respective Affiliates or any of Buyer’s, Canada Buyer’s and their respective Affiliates’ respective directors, officers, employees, stockholders, agents, representatives or lenders or any other Person makes or shall be deemed to make any representation or warranty to Seller or any Affiliate of Seller or any of their respective directors, officers, employees, stockholders, agents or representatives, express or implied, at law or in equity, on behalf of Buyer, Canada Buyer, or any of their respective Affiliates, and Buyer, Canada Buyer, their respective Affiliates and any of Buyer’s, Canada Buyer’s and their respective Affiliates’ respective directors, officers, employees, stockholders, agents, representatives or lenders by this Agreement disclaims any such representation or warranty, whether by Buyer, Canada Buyer, their respective Affiliates or any of Buyer’s, Canada Buyer’s and their respective Affiliates’ respective directors, officers, employees, stockholders, agents, representatives or lenders or any other Person, notwithstanding the delivery or disclosure to Seller or any Affiliate of Seller or any of their respective directors, officers, employees, stockholders, agents or representatives or any other Person of any documentation or other information by Buyer, Canada Buyer, their respective Affiliates or any of Buyer’s, Canada Buyer’s, and their respective Affiliates’ respective directors, officers, employees, stockholders, agents, representatives or lenders or any other Person with respect to any one or more of the foregoing.

Article 4

Certain Covenants

Section 4.1Conduct of the Business.  From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except for (i) as required by Law, (ii) any Emergency Measures, (iii) as contemplated or permitted by this Agreement (including Section 4.9 and Section 4.10) or the Ancillary Agreements or as set forth in Section 2.8 or Section 4.1 of the Seller Disclosure Letter or (iv) as otherwise requested or consented to in writing by Buyer, which consent shall not be unreasonably conditioned, withheld or delayed, Seller and its Affiliates shall use commercially reasonable efforts to cause the Business to be conducted in all material respects in the Ordinary Course of Business and Seller shall not permit:

(a)the Company to amend its certificate of incorporation or by-laws (or other comparable Organizational Documents);

(b)except (i) as may be required by any Benefit Plan, (ii) in the Ordinary Course of Business or (iii) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of Seller and its Affiliates, the grant to any Business Employee of any material increase in compensation or benefits, including severance or termination pay or adopt, entry into or the material amendment of any Seller Plan;

(c)the Company to issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of any Equity Interests;

(d)any material change to the accounting policies or practices presently used by the Company or the Business, except as required by GAAP or applicable Law;

(e)the Company to effect any merger, consolidation recapitalization, reclassification, stock split or like change in its capitalization;

(f)the amendment or modification or termination of any Material Contract or adoption or entering into a new contract that would have been a Material Contract if adopted or entered into prior to the date hereof, except in each case (i) in the Ordinary Course of Business or as required by applicable Law, (ii) any such activity otherwise permitted pursuant to another clause of this Section 4.1, or (iii) as otherwise contemplated or permitted by this Agreement (including Section 4.9 and Section 4.10);

(g)the Company (or, to the extent it would constitute an Assumed Liability, Seller or any of its Affiliates) to incur, create, assume or otherwise become liable for any indebtedness for borrowed money in excess of $100,000, other than any indebtedness for borrowed money that will be repaid, settled and/or as to which the Company will be released from obligations thereunder pursuant to Section 1.1;

(h)the sale, assignment, transfer, conveyance, lease or other disposal of any properties, rights or assets of the Business other than assets sold or disposed of in the Ordinary Course of Business or which are otherwise immaterial to the Business (and excluding any Material Assets, other than Inventory);

(i)the Business to make any capital expenditures or commitments for capital expenditures, other than (i) in the Ordinary Course of Business or (ii) made in response to a current risk of personal injury or damage to property;

(j)the Company to divest or acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any Person or business or division thereof;

(k)the Company to: (i) make or change any material method of Tax accounting or Tax accounting period; (ii) make, change, rescind or revoke any material election in respect of Taxes; (iii) enter into any closing agreement or other similar agreement in respect of a material amount of Taxes; (iv) file any claim for a refund of material Taxes or surrender any right to claim a material refund or credit of Taxes or other material Tax benefit; (v) settle or compromise or dispute, claim, or assessment with a Governmental Authority with respect to a material amount of Tax; or (vi) file any material Tax Return;

(l)cancel or reduce in any material respect any insurance coverage covering the Business, whether through a third party provider or captive, except for any cancellation in connection with the replacements of a policy by a new or successor policy of similar coverage; or

(m)any agreement or commitment by Seller in connection with the conduct of the Business to do any of the foregoing.

Section 4.2Access to Information; Confidentiality; Books and Records.

(a)From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable notice, Seller shall provide to Buyer and its authorized representatives during normal business hours reasonable access to all books and records of the Business, provided that any such access shall be conducted at Buyer’s expense, in accordance with applicable Law (including any applicable Law relating to antitrust, competition, employment or privacy issues) and any Emergency Measures, under the supervision of Seller’s or its Affiliates’ personnel and in such a manner as to maintain confidentiality and not to unreasonably interfere with the normal operations of the Business and the other businesses of Seller and its Affiliates.

(b)Notwithstanding anything to the contrary in Section 4.2(a), Seller may withhold any document (or portions thereof) or information (i) that is subject to the terms of a non-disclosure agreement with a third party, (ii) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege, (iii) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws or any Emergency Measures or (iv) relating to the sale process regarding the Business or the Company or any alternative transaction with respect to all or a portion of the Business, bids received from others in connection with such sale process or alternative transactions and information and analysis (including financial analysis) relating to such alternative transactions.

(c)All information provided to Buyer pursuant to this Section 4.2 prior to the Closing shall be held by Buyer as confidential under the terms of that certain Confidentiality Agreement, dated as of January 14, 2021, by and between Nucor and Seller (the “Confidentiality Agreement”) and shall be subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference.  Buyer and Seller agree that, if the Closing occurs, the Confidentiality Agreement shall automatically terminate effective upon the Closing.  For a period of two (2) years following the Closing Date, (i) Seller shall, and shall cause its Affiliates (excluding the Company) to keep confidential, and not disclose or use, except as otherwise expressly permitted herein or as required for the performance of the Ancillary Agreements, all Business Confidential Information and (ii) Buyer shall, and shall cause its Affiliates (including the Company) to keep confidential, and not disclose or use, except as otherwise expressly permitted herein or as required for the performance of the Ancillary Agreements, all Excluded Confidential Information; provided that Seller and its Affiliates may disclose Business Confidential Information and Buyer and its Affiliates may disclose Excluded Confidential Information, in each case (A) to the extent requested or required under any Law, rule or regulation applicable to such party (including reports required to be filed by Seller under the Exchange Act) or (B) to their respective Affiliates and their and their respective Affiliates’ directors, offices, employees, agents and advisors (including auditors, legal counsel and insurance providers) who need to know such information and who are bound by obligations of confidentiality to the disclosing party or one of its Affiliates with respect to such information; provided, further, that, in the event of any such request or requirement, to the extent permitted by Law, the party requested or required to make such disclosure shall (x) give Buyer (in the case of Business Confidential Information) or Seller (in the case of Excluded Confidential Information) prompt written notice of such request or requirement and reasonably consult with Buyer or Seller, as applicable, regarding the timing and content of such disclosure, (y) use commercially reasonable efforts (at Buyer’s or Seller’s, as applicable, expense) to cooperate with Buyer’s or Seller’s, as applicable, reasonable efforts to obtain a protective order or other remedy and (z) with respect to any disclosure, use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to the information being disclosed.  It is understood that the foregoing shall not restrict Seller or its Affiliates from making such disclosure (1) as Seller or its Affiliates deem appropriate in their reasonable judgment (x) in connection with any issuance, incurrence or refinancing of any Indebtedness (including in any relevant offering documents or information memoranda), (y) in connection with any repayment or repurchase offer to the holders of Indebtedness under the Credit Facilities or any other Indebtedness of Seller or its Affiliates pursuant to the terms thereof or (z) pursuant to its reporting obligations under the Credit Facilities or the terms of any other Indebtedness of Seller or its Affiliates or (2) to potential acquirers of all or a material part of, or investors in, Seller’s business (other than the Business), in each case, so long as the recipients of such information are bound by customary confidentiality obligations with respect to such information.

(d)Buyer acknowledges and agrees that Seller and its Affiliates (excluding the Company) shall have the right to retain copies of all books, data, files, information and records in any media of the Company or the Business relating to periods ending on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the Business Employees, (ii) as may be required by any Governmental Authority, including pursuant to any applicable Law or regulatory request, (iii) as may be necessary for Seller or its Affiliates to perform their respective obligations pursuant to this Agreement or any of the Ancillary Agreements or (iv) constituting an Excluded Asset, in each case subject to compliance with all applicable privacy Laws (such retained books, data, files, information and records, collectively, the “Retained Information”).  After the Closing Date, Seller and its Affiliates shall, until the seventh (7th) anniversary of the Closing Date, (A) make the Retained Information (other than any such Retained Information constituting an Excluded Asset) available for inspection and copying by Buyer or its Affiliates (at Buyer’s expense) and (B) cause the employees, counsel and financial advisors of Seller and its Affiliates to reasonably cooperate with Buyer and its Affiliates in connection with their ongoing financial reporting, accounting or other purpose related to Buyer’s ownership of the Business after the Closing (including the provision of relevant parts of the books and records of the Company), during normal business hours, upon reasonable request and upon reasonable notice; provided that Seller and its Affiliates may, prior to the seventh (7th) anniversary, elect to destroy any such Retained Information so long as Seller notifies Buyer prior to the destruction of any such material Retained Information and gives Buyer a reasonable opportunity (at Buyer’s expense) to obtain possession thereof.

(e)After the Closing Date, Buyer shall, and shall cause the Company to, until the seventh (7th) anniversary of the Closing Date, (i) retain all material books, records and other documents pertaining to the Business that are in existence on the Closing Date and make the same available for inspection and copying by Seller and its Affiliates (at Seller’s expense) and (ii) cause the employees, counsel and financial advisors of Buyer and its Affiliates to reasonably cooperate with Seller and its Affiliates in connection with their ongoing financial reporting, accounting or other purpose related to Seller and its Affiliates ownership of the Business prior to the Closing (including the provision of relevant parts of the books and records of the Company), during normal business hours, upon reasonable request and upon reasonable notice; provided that Buyer and the Company may, prior to the seventh (7th) anniversary, elect to destroy any such information so long as Buyer notifies Seller prior to the destruction of any such information and give Seller a reasonable opportunity to obtain possession thereof.

(f)Each of Buyer and Seller shall, upon advance written request the other party, shall cause it and its Affiliates to make available, at reasonable times, such books and records and such directors, employees, and agents for fact finding, consultation, and interviews and as witnesses to the extent that any such Person may reasonably be requested by such party in connection with any pending or threatened Litigation, claim or demand asserted by a third party against Buyer, Seller or their respective Affiliates relating to pre-Closing Matters of the Business (excluding any threatened Litigation, claim or demand asserted by Buyer, Seller or their respective Affiliates against another party hereto).  The requesting party shall promptly reimburse the other party and/or its Affiliates for any and all reasonable out-of-pocket costs in complying with its obligations under this Section 4.2(f).

(g)Upon advance written request by Buyer, Seller shall, and shall cause its Affiliates to make available, at reasonable times, the Retained Information and such directors, employees, and agents of Seller or its Affiliates for fact finding, consultation, and interviews and as witnesses to the extent that any such Person may reasonably be requested by Buyer in connection with any pending or threatened Litigation, claim or demand asserted by a third party (excluding Seller or their Affiliates) against Buyer or its Affiliates relating to pre-Closing matters of the Business (other than any Retained Assets and Retained Liabilities).  Buyer shall promptly reimburse Seller and/or its Affiliates for any and all reasonable out-of-pocket costs in complying with its obligations under this Section 4.2(g).

Section 4.3Governmental Approvals.

(a)Subject to the terms and conditions herein provided, each of Buyer and Seller shall, and shall cause their respective Affiliates to, use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable, and not take any action that would reasonably be expected to prevent, materially delay, impair, or impede, the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the conditions precedent set forth in Article 6).  Each of Buyer and Seller shall, and shall cause their respective Affiliates to, use reasonable best efforts to promptly obtain consents of all Governmental Authorities necessary, proper or advisable to consummate the transactions contemplated by this Agreement.  Each party hereto shall ensure that filings pursuant to the HSR Act and all other filings required by applicable Competition Laws for the jurisdictions set forth on Section 4.3 of the Seller Disclosure Letter with respect to the transactions contemplated by this Agreement are submitted promptly (and in any event, within ten (10) Business Days) after the date of this Agreement and shall resubmit any such filings as soon as is practicable in the event such filings are rejected for any reason whatsoever by the relevant Governmental Authority.  Each party shall supply as promptly as practicable to any Governmental Authority information and documentary material that may be requested by such Governmental Authority in connection with this Agreement or the consummation of the transactions contemplated hereby (including, pursuant to the HSR Act, other Competition Laws or other applicable Laws).  Without limiting the foregoing, Buyer, Seller and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act, other Competition Laws or other applicable Laws or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other party hereto. Notwithstanding the foregoing, nothing in this Section 4.3 or otherwise in this Agreement shall require Buyer, Canada Buyer or any of their respective Affiliates to propose or agree to the sale, divestiture, license or other disposition of any assets or businesses of Buyer, Canada Buyer or any of their respective Affiliates (including the Business) or otherwise take any action that limits its ability to retain any of the businesses, product lines or assets of Buyer, Canada Buyer or any of their respective Affiliates (including the Business).

(b)Each of Buyer and Seller will promptly notify the other party hereto of any written communication made to or received by either Buyer or Seller or any of their respective Affiliates,

as the case may be, from any Governmental Authority regarding any of the transactions contemplated hereby, and, subject to applicable Law permit the other party hereto to review in advance any proposed written communication to any such Governmental Authority and consider in good faith and incorporate the other party’s reasonable comments, not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party hereto in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend, and furnish the other party with copies of all correspondence, filings and written communications (and summaries of any oral communications which a Governmental Authority does not permit the other party to attend) between them and their Affiliates and their respective representatives on one hand and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby.  Buyer and Seller shall consult with each other prior to taking any material position in discussions with or filings to be submitted to any Governmental Authority in connection with this Agreement.  Buyer shall consult with Seller regarding process and strategy but shall have final decision making authority, including as to process and strategy, with respect to obtaining the required consents of any Governmental Authority to the transactions contemplated hereby.

(c)In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto agree to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby, in each case, in order to permit the consummation of the transactions contemplated hereby to occur as promptly as practicable.  Buyer shall consult with Seller regarding any Litigation in connection with this Section 4.3 involving any Governmental Authority, but shall have final decision making authority regarding whether or not the parties will litigate to oppose any claim, action, suit, investigation or other proceeding or remove any court or regulatory orders impeding the ability to consummate the transactions contemplated by this Agreement (any such matter, an “Antitrust Proceeding”).  In the event that Buyer determines not to defend or oppose any such Antitrust Proceeding, Buyer shall promptly give written notice of its decision to Seller (an “Antitrust Notice”).

Section 4.4Employees and Employee Benefits

(a)Prior to the Closing Date, the employment of any Business Employee (other than the Canadian Business Employees) who is not employed by the Company as of the date of this Agreement shall (unless such Person has ceased to be employed by Seller and its Subsidiaries prior thereto) be transferred to, and each such employee shall become an employee of, the Company, without any interruption or cessation of employment, terms and conditions of employment or break in service.  Each Business Employee employed by Seller or its Affiliates (including the Company) as of the Closing Date shall be referred to herein as a “Transferred Business Employee”.  As of the Closing Date, Seller shall cause Transferred Business Employees to cease accruing any benefits under any Benefit Plan or Seller Plan with respect to services rendered or compensation paid on or after the Closing Date.

(i)At least ten (10) days prior to the Closing Date, Buyer shall, or shall cause one of its Affiliates to, offer employment in writing to each Canadian Business Employee conditional and effective on the Closing.  Offers pursuant to this Section 4.4(a)(i) shall be for employment on substantially the same terms (including the same work location and comparable hours) as applicable to such Canadian Business Employee immediately prior to the Closing, and shall otherwise comply with applicable

Law with respect to such offers and this Section 4.4.  Each Canadian Business Employee who accepts such offer of employment from Buyer or its Affiliate shall, upon the Closing Date, become a Transferred Business Employee for all purposes of this Agreement.  A Canadian Business Employee shall be deemed to have accepted such offer of employment from Buyer or its Affiliate if such Canadian Business Employee presents himself or herself as available for work on the first Business Day for which such Canadian Business Employee is scheduled to work following the Closing.  Notwithstanding the foregoing, Buyer may make an offer of employment pursuant to this Section 4.4(a)(i) to any Canadian Business Employee who is absent from work on the Closing Date due to approved leave (an “Inactive Business Employee”) that is conditional and effective on the date that such Inactive Business Employee returns to active employment (with or without accommodation required by applicable Law), and the Inactive Business Employee shall be deemed to be a “Transferred Business Employee” on the date such Inactive Business Employee returns to active employment.

(ii)In the event that either (a) a Canadian Business Employee does not, for any reason, become a Transferred Business Employee or (b) the consummation of the transactions contemplated by this Agreement, any action taken in order to effectuate such transactions, or Buyer’s or its Affiliates’ failure to provide to any Transferred Business Employee the terms and conditions of employment required under applicable Law, and in any such case such failure results in any obligation, contingent or otherwise, of Seller or its Affiliates to pay any termination pay, severance pay, pay in lieu of notice or other compensation or benefits to any Business Employee, or any additional Liability is incurred by Seller or its Affiliates in connection therewith, Buyer shall, and shall cause its Affiliates to, reimburse and otherwise hold harmless Seller and its Affiliates for all such compensation benefits and additional Liabilities (each, a “Business Employee Liability”).

(iii)Seller and its Affiliates shall use commercially reasonable efforts to assist the transition of the Canadian Business Employee to Buyer or one of its Affiliates, and shall instruct its officers not to attempt in any way to discourage any Canadian Business Employee from accepting the offer of employment made by Buyer or one of its Affiliates, provided, that nothing herein shall be construed as a representation or guarantee by Seller and its Subsidiaries that any particular Canadian Business Employee will accept such offer of employment.

(iv)Buyer shall not assume any of the Canada Benefit Plans. The Canadian Business Employees shall, as of the Closing Date, cease to accrue further benefits under the Canada Benefit Plans (or the date such Inactive Business Employee becomes a Transferred Business Employee). Buyer agrees that it shall permit the Canadian Business Employees who become Transferred Business Employees to participate in benefit plans sponsored by Buyer (such plans to be called the “Canada Replacement Plans”).

(b)During the period beginning on the Closing Date and ending on the first (1st) anniversary of the Closing Date (the “Continuation Period”), Buyer shall provide each Transferred Business Employee with (i) at least the same wage rate or base salary, level in effect for such Transferred Business Employee immediately prior to the Closing, and (ii) qualified retirement plan and welfare plan employee benefits (within the meaning of Section 3(1) of ERISA) that are no less favorable in the aggregate than those provided to such Transferred Business Employee immediately prior to the Closing.  Through the conclusion of the 2021 calendar year, Buyer shall provide Transferred Benefit Employees, who were eligible under each applicable Seller Plan, with cash incentive compensation opportunities comparable to those provided to such Transferred Business Employees immediately prior to the Closing under the following Seller Plans: (i) annual Short-Term Incentive Plan; (ii) manufacturing gain share plan; and (iii) sales commission program (the “Continuing Incentive Opportunities”). For the duration of the Continuation Period following the end of the 2021 calendar year, each Transferred Business Employee shall be provided with cash incentive (including commission) opportunities comparable to those provided to Buyer’s (or its Affiliate’s) similarly situated employees.  Except with respect to payments forfeited in connection with a termination of employment, the aggregate amount actually paid to the Transferred Business Employees for 2021 under the Continuing Incentive Opportunities shall be no less than the aggregate accrued amount of cash incentive compensation included in the Closing Date Working Capital, as governed by plans, programs or arrangements of Buyer and its Affiliates (including the Company) in Buyer’s discretion. Notwithstanding the foregoing, Buyer shall (x) not be prohibited by this Section 4.4(b) from terminating the employment of any Transferred Business Employee following the Closing Date and (y) in addition to meeting the applicable requirements of this Section 4.4, comply with any additional obligations arising under applicable Laws governing the terms and conditions or termination of employment of the Transferred Business Employees.

(c)As of and after the Closing, Buyer shall, or shall cause the Company to, give each Transferred Business Employee full credit for all purposes under (i) each employee benefit plan, policy or arrangement, and (ii) any paid time off policy, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Buyer or any of its Affiliates, for such Transferred Business Employee’s service prior to the Closing with Seller and its applicable Affiliates (including the Company) and their respective predecessors, to the same extent such service is recognized by Seller and its applicable Affiliates (including the Company) for analogous Seller Plans immediately prior to the Closing; provided that such credit shall not be given for purposes of benefit accrual under any defined benefit pension plan or to the extent that it would result in a duplication of benefits for the same period of service. With respect to US based Transferred Business Employees and in accordance the applicable plan terms, Buyer shall use commercially reasonable efforts to waive pre-existing condition exclusions, eligibility and waiting periods and evidence of insurability requirements under Buyer’s employee benefit plans in which Transferred Business Employees will participate following the Closing, as well as to provide credit for deductibles, coinsurance and other out-of-pocket costs incurred prior to the Closing Date for the year of Closing under such benefit plans.

(d)Buyer will recognize and assume all Liabilities with respect to accrued but unused vacation time for all Transferred Business Employees (including, without limitation, any Liabilities to Transferred Business Employees for payments in respect of earned but unused vacation time that arise as a result of the transfer of employment contemplated by this Section 4.4), to the extent such Liabilities are accrued and accounted for in the calculation of the Closing Date Net Working Capital (the “Transferred Business Employees Paid Time Off Liability”).  Buyer shall allow Transferred Business Employees to use the vacation, sick leave and personal time recognized or established in accordance with the first sentence of this Section 4.4(d) in accordance with the terms of the paid time off programs of applicable to such Transferred Business Employees immediately prior to the Closing Date.

(e)Buyer and its Affiliates shall not at any time prior to ninety (90) days after the Closing Date effectuate a “plant closing” or “mass layoff” as such terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) or effectuate any similar triggering event under any other applicable Law, affecting in whole or in part any site of employment, facility, operating unit or Transferred Business Employee.  Buyer agrees to provide any required notice under WARN and any other applicable Law and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or any similar triggering event under any other applicable Law occurring on or after the Closing or arising as a result of the transactions contemplated hereby.

(f)Buyer and Seller acknowledge and agree that, with effect from the Closing Date, the Transferred Business Employees shall cease to be eligible to contribute to Seller’s and its Affiliates’ defined contribution savings plan(s) that are qualified under Section 401(a) of the Code

(the “Seller’s Savings Plans”).  With effect from the Closing Date, Buyer shall establish or otherwise maintain, or shall cause one or more of its Affiliates to establish or otherwise maintain, one or more defined contribution savings plans that are qualified under Section 401(a) of the Code (the “Buyer’s Savings Plan”) that shall permit immediate participation as of the Closing Date for the Transferred Business Employees who remain employed by a U.S. employer, credit all service that was credited under Seller’s Savings Plans for purposes of the eligibility, vesting and match eligibility requirements of Buyer’s Savings Plan, provide for tax-deferred contributions pursuant to Section 401(k) of the Code and accept elective direct rollovers of Transferred Business Employees’ accounts (including any loans) under Seller’s Savings Plans.

(g)With respect to the Transferred Business Employees who participate in the Seller Long-Term Incentive Plan prior to the Closing Date (as identified in the document described in Section 4.4(g) of the Seller Disclosure Letter, the “LTIP Summary”), Buyer shall compensate each such participant for any unvested equity-based awards under the Seller Long-Term Incentive Plan, as described in the LTIP Summary, that remain outstanding immediately prior to the Closing, pursuant to a cash-based bonus opportunity that will become payable on the terms described below (the “LTIP Replacement Bonus”).  The portion of the LTIP Replacement Bonus available to be received by any holder of restricted stock units (“RSUs”) with respect to each award allocation, as described in the LTIP Summary, shall equal the value of one (1) share of Seller’s common stock determined by using the average per share closing price reported on the New York Stock Exchange for each trading day over the preceding thirty (30) day look back period prior to the Closing Date (the “Per Share Value”) multiplied by the number of RSUs held on the Closing Date (the “Cash RSU Value”).  Unless the value of such an award has otherwise been fixed prior to the Closing Date, the portion of the LTIP Replacement Bonus available to be received by any holder of performance restricted stock units (“PSUs”), as described in the LTIP Summary, shall be calculated with respect to the target number of such PSUs multiplied by the Per Share Value (the “Cash PSU Value”).  The portion of the LTIP Replacement Bonus available to be received by any holder of options, as described in the LTIP Summary, shall equal, in the aggregate, the product of (x) the difference between the Per Share Value minus the applicable exercise price, multiplied by (y) the Per Share Value (such aggregate value, the “Cash Option Value”).  For the avoidance of doubt, the total value of the LTIP Replacement Bonus that each individual described in the LTIP Summary shall be eligible to receive shall equal, to the extent applicable for each such individual, the sum of the Cash RSU Value (if any), the Cash PSU Value (if any) and the Cash Option Value (if any).  Any amounts in respect of an LTIP Replacement Bonus potentially payable pursuant to this Section 4.4(g) shall be paid in accordance with the applicable vesting schedule for the RSUs, PSUs and options on which the value of such LTIP Replacement Bonus is based, in each case as identified in the LTIP Summary.  Notwithstanding the foregoing, all compensation potential payable pursuant to the LTIP Replacement Bonuses described in this Section 4.4(g) shall be subject to the applicable participant’s remaining actively employed through the payment date consistent with the terms of the Seller Long-Term Incentive Plan.  From the date hereof through the Closing, neither Seller nor any of its Affiliates shall grant any award pursuant to the Seller Long-Term Incentive Plan.

(h)From and after the Closing, Buyer shall honor (and assume as necessary), or shall cause the Company to honor (and assume as necessary), the Transferred Plans set forth on Section 4.4(h) of the Seller Disclosure Letter as in effect immediately prior to the Closing.  Nothing contained in this Agreement is intended to prevent Buyer, the Company or any of their Affiliates from amending or terminating any Transferred Plan in accordance with its terms after the Closing.

(i)Buyer and Seller hereby agree to follow the alternate procedure for United States employment tax withholding as provided in Section 5 of Rev. Proc. 2004-53, 2004-34 I.R.B. 320.  Accordingly, Seller shall have no United States employment tax reporting responsibilities, and Buyer or its Affiliate, as the successor employer to Seller, shall have full United States employment tax reporting responsibilities, for Transferred Business Employees subject to United

States employment taxes following the close of business on the Closing Date.  In addition, Buyer and Seller hereby agree to adopt the “alternative procedure” of Revenue Procedure 2004-53 for purposes of filing IRS Forms W-4 (Employee’s Withholding Allowance Certificate) and W-5 (Earned Income Credit Advance Payment Certificate).

(j)Without limiting the provisions of Exhibit B or this Agreement, Buyer and Seller hereby agree that with respect to all Pre-Closing Employment Liabilities provided for in subsection (c) of the definition thereof (costs for timely submitted outstanding and unpaid health claims arising prior to the Closing Date for Business Employees and their dependents and beneficiaries under any self-insured Seller Plan providing for group health benefits), Seller shall or shall through the applicable Seller Plan pay or satisfy all valid claims incurred prior to the Closing in full in a timely manner in accordance with the terms of the applicable Seller Plan and shall provide Buyer with a written request for reimbursement for such payments (after applying any applicable stop loss coverage reimbursement), which shall contain evidence, which shall not include “Protected Health Information” (within the meaning of the Health Insurance Portability and Protection Act of 1996), of such payment accompanying any requests for reimbursement.  Buyer shall reimburse Seller for the amount of such payments subject to the reimbursement request within thirty (30) days of the receipt of the applicable request for reimbursement; provided, however, that Buyer shall have no obligation to reimburse Seller with respect to any claim submitted to Seller or the applicable Seller Plan following the (6) month anniversary of the Closing Date that was not paid by Seller with ninety (90) days of the receipt of claim.  In the event of a dispute regarding whether a payment is validly subject to reimbursement under this provision, including the determination of whether such claim is covered by the reimbursement mechanism contained herein, Buyer and Seller agree to take commercially reasonable steps to resolve such dispute in a timely manner.

(k)Seller acknowledges and agrees that from and after the Closing Date Seller shall have no right to enforce any non-competition covenant contained in any Retention Letter identified on Schedule 2.16(a)(i) in respect of the services performed from and after the Closing Date by any Retention Letter holder on behalf of the Company, any Affiliate or Buyer.

(l)Nothing contained in this Section 4.4, expressed or implied, is intended to confer upon any Person any benefits under any benefit plans, programs, policies or other arrangements, including severance benefits or right to employment or continued employment with Buyer for any period.  In addition, the provisions of this Agreement, in particular this Section 4.4, are solely for the benefit of the parties to this Agreement and no current or former employee shall be regarded for any purpose as a third-party beneficiary of this Agreement or otherwise entitled to enforce the provisions of this Section 4.4.

Section 4.5Public Announcements.  Neither Buyer nor Seller shall make, or permit any of their respective Affiliates or representatives to make, any public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required (a) to obtain consents and approvals, and to provide such notices and make such filings, necessary, proper or reasonably advisable to consummate the transactions contemplated by this Agreement, (b) by Law, rule or regulation applicable to Buyer or Seller or any of their respective Affiliates, including reporting required of Buyer or Seller under the Exchange Act (and only to the extent so required) or (c) in the case of Buyer or Seller, pursuant to internal announcements to employees; provided, that the announcing party shall inform the other party prior to any such announcement and consider in good faith any comments from such other party prior to making any such announcement, and any such disclosure is generally consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby.  It is understood that the foregoing shall not restrict Seller and its Affiliates from making disclosure (i) as Seller or its Affiliates deem appropriate in its reasonable judgment (A) in connection with any issuance, incurrence or refinancing of any Indebtedness (including in any relevant offering documents or information memoranda), (B) in connection with any repayment or repurchase offer to the holders of indebtedness for borrowed money under the Credit Facilities or any other indebtedness for borrowed money of Seller or its Affiliates pursuant to the terms thereof or (C) pursuant to its reporting obligations under the Credit Facilities or the terms of any other Indebtedness of Seller or its Affiliates or (ii) to potential acquirers of all or a material part of, or investors in, Seller’s business (other than the Business), in each case, so long as the recipients of such information are bound by customary confidentiality obligations with respect to such information.

Section 4.6D&O Indemnification.

(a)From and after the Closing Date until six (6) years from the Closing Date, Buyer shall or shall cause the Company to indemnify, defend, hold harmless, and advance expenses to (to the extent consistent with the Company’s Organizational Documents as of the Closing Date), the individuals who on or prior to the Closing Date were directors or officers of the Company with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company at any time on or prior to the Closing Date.

(b)Except as required by applicable Law, the certificates of incorporation, by-laws and all other organization documents of the Company shall not be amended, repealed or otherwise modified for a period of three (3) years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at or at any time prior to the Closing Date were directors, officers, agents or employees of the Company or otherwise entitled to indemnification pursuant to the Company’s certificate of incorporation, by-laws or other Organizational Documents.

(c)Buyer shall cause the Company to obtain with effect from the Closing Date and shall cause the Company to maintain in effect for six (6) years after the Closing Date a “run-off” or “tail” directors’ and officers’ liability insurance policy to the current policy for the Company with respect to matters occurring prior to the Closing and having coverage limits in at least the same aggregate amount as provided in the current policy for such six (6)-year period and terms and conditions otherwise no less advantageous to the indemnitees than the terms and conditions of the current policy for the Company.  The provisions of this Section 4.6 are intended to be for the benefit of, and shall be enforceable by, each officer and director entitled to indemnification under this Section 4.6, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.  From and after the Closing Date, Buyer hereby agrees that the Company is the indemnitor of first resort (i.e., their obligations to such officers and directors are primary and any obligation of any secondary indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such officer or director are secondary).

Section 4.7R&W Insurance.  At its election, on or prior to the Closing, Buyer may procure a buyer-side representation and warranty insurance policy (the “R&W Insurance Policy”) the cost of the premium of which will be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller.  Seller’s portion of the cost of such premium shall be treated as a Transaction Expense. Any such R&W Insurance Policy shall include a provision whereby the insurer under the R&W Insurance Policy expressly waives, and agrees not to pursue, directly or indirectly, any subrogation rights against Seller or its Affiliates or any former or current equityholder(s), managers, members, directors, officers, employees, agents or representatives of Seller or its Affiliates in connection with this Agreement and the transactions contemplated hereby with respect to any claim made by an insured thereunder, except in the case of Fraud by any such Person in connection with this Agreement.  Buyer shall not waive, amend or modify such subrogation provision, or allow such subrogation provision to be waived, amended or modified, without the prior written consent of Seller.

Section 4.8Resignations.  On the Closing Date, Seller shall cause to be delivered to Buyer duly signed resignations, effective immediately after the Closing, of all of the directors of the Company and the officers thereof, and shall take such other action as is necessary to cause such persons to no longer be directors or officers of the Company, as the case may be, immediately after the Closing.

Section 4.9Affiliate Agreements; Intercompany Balances.  Prior to the Closing Date, Seller shall cause all Affiliate Contracts to be settled or terminated prior to the Closing without any Liability on the part of the Company (following Closing), Buyer or any of its Affiliates (including Liability arising from such termination), except for this Agreement, the Ancillary Agreements, as contemplated by Section 4.10, those contracts or other transactions set forth on Section 4.9 of the Seller Disclosure Letter.  For the avoidance of doubt, such settlement shall, to the extent applicable, include Seller causing to be paid or discharged any intercompany Indebtedness owed by or to the Company.

Section 4.10Pre-Closing Steps; Third-Party Consents.

(a)Prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, take all actions necessary to effect and carry out the steps set forth in Exhibit B (such steps set forth in Exhibit B, the “Pre-Closing Steps”) as the same may be amended by mutual written agreement between Seller and Buyer, including making timely requests for any required third party consents or approvals to transfer any Material Contracts; provided that, and subject to the proviso at the end of this clause (a), in the event the Pre-Closing Steps (other than Clause 2 thereof) have not been completed as of Closing notwithstanding the reasonable best efforts of Seller, due solely to the failure to obtain one or more third party consents or approvals or other action of a Governmental Authority or other third party, in each case, that is legally necessary for a Transferred Business Contract to be transferred or an Assumed Liability relating thereto to be assumed, in each case, as contemplated hereby, or because such transfer or assumption would violate any applicable Law, Seller shall be deemed to have complied with this clause (a) for purposes of satisfying the condition to Closing; provided, however, (i) the foregoing shall not be deemed to include the failure by Seller to (A) obtain the Required Consents, (B) complete the amalgamation of Robertson Building Systems, Limited and Gienow Canada Inc. (per Clause 2 of Exhibit B) immediately prior to Closing, and (C) to assign in full to the Company any Transferred Business Contract which does not require the consent or approval of the counterparty to such assignment to the Company; (ii) following the Closing, Seller shall continue to take such actions as are required to complete the Pre-Closing Steps to assign the Transferred Business Contracts as well as any Transferred Assets not assigned or conveyed to the Company at or prior to the Closing, and the Assumed Liabilities relating thereto to the Company for the benefit of Buyer, consistent with this Section 4.10.

(b)Each party to this Agreement agrees to reasonably cooperate in using commercially reasonable efforts to seek to obtain any consents and approvals of Persons other than Governmental Authorities that may be required in connection with the Pre-Closing Steps and the other transactions contemplated by this Agreement.  Seller agrees that in executing the Pre-Closing Steps it shall use its commercially reasonable best efforts to make such filings, and obtain such consents or approvals, as may be required to cause the Company to receive the Transferred Assets and the Assumed Liabilities.

(c)Notwithstanding anything to the contrary in this Agreement, if any consent, approval or other action necessary for the transfer of any Transferred Business Contracts as contemplated herein is not obtained or does not occur, as the case may be, prior to the Closing or the transfer or assumption of any Transferred Business Contracts or Assumed Liabilities relating thereto cannot be completed due to the fact that such transfer would violate applicable Law, the Closing shall (subject to the satisfaction or waiver of the conditions set forth in Article 6) nonetheless take place on the terms set forth herein and, thereafter until the earlier of when such consent, approval or other action is obtained or occurs, as the case may be, or such transfer would no longer violate applicable Law, and the one year anniversary of the Closing Date, (i) Seller shall use commercially reasonable efforts to cause any such Transferred Business Contracts and Assumed Liabilities relating thereto not transferred for any reason prior to the Closing to be transferred, assigned and assumed by the Company for the benefit of Buyer’s acquisition of the Company (including using Seller’s best reasonable commercial efforts to obtain any required third party consent or action or permission of Governmental Authority); (ii) each of Seller and Buyer shall, and shall cause each of their respective Subsidiaries to, in cooperation with each other, use their commercially reasonable efforts to obtain or effect, as the case may be, such consent, approval or other action or effectuate such transfer in compliance with applicable Law, as promptly as practicable; and (iii) prior to receiving any such consent or approval, Seller and Buyer shall, and shall cause their respective Subsidiaries to, enter into alternative reasonable arrangements under which (A) Buyer shall obtain the economic claims, rights and benefits under any Transferred Business Contract with respect to which such consent has not been obtained (including with Seller remaining responsible under any Transferred Business Contract under a pass through or back to back arrangement with the Company or Buyer, as applicable) and (B) the Company or Buyer shall assume any related economic burden with respect to such Transferred Business Contract, including any Taxes, except with respect to any Retained Liability.  In such case, Seller shall agree to take such actions as are reasonably necessary to maintain such Transferred Business Contract in good standing, on substantially the same commercial terms, not to amend, terminate, nor act in breach or default of same, and otherwise use all commercially reasonable best efforts to provide to the Company and/or Buyer substantially the same economic benefits as the Company and/or Buyer would have enjoyed under such Transferred Business Contract had any required third party consent or approval been obtained to fully assign such Transferred Business Contract to the Company (but, for the avoidance of doubt, with the Company or Buyer, as the case may be, responsible for all liabilities under such Transferred Business Contract to the same extent as the Company or Buyer would have owned such Transferred Business Contract. Notwithstanding any other provisions of this Section 4.10, Section 4.11 or otherwise, and except with respect to the Required Consents, the efforts referred to herein shall not require (x) the payment of any consideration (monetary or otherwise) or the concession or provision of any right, other than the payment of de minimis costs and expenses, or (y) the amendment or modification in any manner materially adverse to any party hereto of any contract with any third Person, unless the party affected is Buyer and its Affiliates, in which case Buyer shall make the determination whether or not to amend or modify such contract.

Section 4.11Divided Commingled Contracts.  Seller and Buyer acknowledge that Seller and its Affiliates are parties to certain contracts set forth on Section 4.11 of the Seller Disclosure Letter (the “Divided Commingled Contracts”).  Seller, on the one hand, and Buyer, on the other hand shall reasonably cooperate with each other and use their respective reasonable best efforts (i) to notify the third party that is the counterparty to each Divided Commingled Contract and, to the extent reasonably within the contractual or other ability or control of Seller or Buyer or their respective Affiliates, as the case may be, to cause the applicable Divided Commingled Contract to be apportioned (including by obtaining the consent of such counterparty to enter into a new contract or amendment, splitting or assigning in relevant part such Divided Commingled Contract) between (A) the Company, upon terms reasonably acceptable to Buyer, and (B) Seller and its Affiliates (other than the Company), pursuant to which Seller and its Affiliates (other than the Company) will assume all of the rights and obligations under such Divided Commingled Contract that relate to businesses other than the Business, on the one hand, and the Company will assume all of the post-Closing rights and obligations under such Divided Commingled Contract that relate to the Business, on the other hand, and (ii) to the extent reasonably within the contractual or other ability or control of Seller or Buyer or their respective Affiliates, (A) in the case of Seller and its Affiliates, cause the applicable counterparty to release the Company, as applicable, from the obligations of Seller and its Affiliates arising after the Closing Date under the portion of the Divided Commingled Contract apportioned to Seller and its Affiliates and, (B) in the case of the Company, cause the applicable counterparty to release Seller and its Affiliates from the obligations of the Company arising after the Closing Date under the portion of the Divided Commingled Contract apportioned to the Company.  From and after the Closing, (x) Buyer and its Affiliates shall indemnify and hold harmless Seller and its Affiliates for all Losses arising from or relating to the portion of any Divided Commingled

Contract apportioned to the Company and (y) Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Company) for all Losses arising from or relating to the portion of any Divided Commingled Contract apportioned to Seller and its Affiliates.

Section 4.12Wrong-Pockets.

(a)If, following Closing and prior to the one (1)-year anniversary of the Closing, Buyer or the Company (i) except to the extent reflected or otherwise taken into account in the Final Purchase Price, receives a payment with respect to an Excluded Asset or (ii) becomes aware that it owns any Excluded Asset, Buyer shall or shall cause the Company to promptly inform Seller of that fact in writing.  Thereafter, at the request of Seller, Buyer undertakes (and Seller shall reasonably cooperate with Buyer), as applicable, (A) to reimburse and/or cause the Company to reimburse Seller or the relevant Affiliate (excluding the Company) of Seller the amount referred to in clause (i) above or (B) to execute and/or cause the Company to execute such documents as may be reasonably necessary to procure the transfer of any such Excluded Asset to Seller or an Affiliate of Seller nominated by Seller.

(b)If, following Closing and prior to the one (1)-year anniversary of the Closing, Seller or any Affiliate of Seller (other than the Company) (i) receives a payment with respect to an Transferred Asset or (ii) becomes aware that it owns any Transferred Asset, Seller shall, or shall cause such Affiliate (other than the Company) of Seller to, promptly inform Buyer of that fact in writing.  Thereafter, at the request of Buyer, Seller shall undertake (and Buyer shall reasonably cooperate with Seller), as applicable, (A) to reimburse and/or cause its relevant Affiliate (other than the Company) to reimburse the Company the amount referred to in clause (i) above or (B) to execute and/or cause the relevant Affiliate (other than the Company) of Seller to execute such documents as may be reasonably necessary to procure the transfer of any such Transferred Asset to the Company.

Section 4.13Ancillary Agreements.  Seller and Buyer shall, or shall cause their respective Affiliates to, at or prior to the Closing enter into the Ancillary Agreements.

Section 4.14Use of Intellectual Property.

(a)Buyer acknowledges and agrees that (i) Seller and its Affiliates (other than the Company) are retaining all rights with respect to the Seller Marks and (ii) except as provided in the following sentence, neither Buyer nor its Affiliates (including, following the Closing, the Company) will have any right to use any of the Seller Marks or any derivative thereof.  As soon as reasonably practicable after the Closing Date, but in any event within three (3) months after the Closing Date, Buyer shall, and shall cause its Affiliates who receive any Transferred Assets or Assumed Liabilities (including the Company) to, cease all use of Seller Marks and any other Trademark confusingly similar to any of the foregoing (including any derivation, translation, adaptation, combination or variation thereof in any language that is confusingly similar thereto) alone or together with other words, or logos, slogans, symbols or designs in any form, variation or manner, including by removing the Seller Marks from (A) any and all exterior signs and other identifiers located on or attached to any property, buildings, vehicles, signs or premises of the Business, (B) all letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, websites, promotional materials, marketing collateral, advertisements and other communications media or materials of any kind, and (C) any corporate name of, or trade name used by, the Company.  Buyer and its Affiliates (including the Company) shall assure that all products and services provided in connection with the Seller Marks are of a level of quality equal to or greater than the quality of goods and services with respect to which Seller and its Affiliates used the Seller Marks prior to the Closing and, at Seller’s request, shall provide appropriate documentation to confirm compliance with the foregoing.

Section 4.15Transition Plan.  From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Seller and Buyer shall cooperate in good faith and use commercially reasonable efforts to develop a mutually agreed transition plan (the “Transition Plan”) for winding down the provision of the Services, which shall include plans for migrating the IT Systems, data, records and processes of the Business.  Seller and Buyer shall use commercially reasonable efforts to agree on the Transition Plan prior to the Closing Date; provided that to the extent the Transition Plan, or any parts thereof, has not been agreed to on or prior to the Closing Date, the parties shall continue to cooperate in good faith and use commercially reasonable efforts to reach agreement on such the remaining portions of the Transition Plan and update the Transition Plan accordingly upon reaching such agreement; provided, further, that in no event shall a Service Provider be obligated to provide any of the Services beyond the Term.  As used in this Section 4.15, the terms “Service Provider,” “Services” and “Term” shall have the respective meanings ascribed to such terms in the form Transitional Services Agreement attached hereto as Exhibit C.

Section 4.16Non-Competition; Non-Solicitation.  Except as expressly provided in any Ancillary Agreement or with the prior written consent of Buyer, Seller shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(a)for a period of four (4) years from and after the Closing Date, engage in the business of, directly or indirectly, manufacturing composite panels containing metal skins with an insulated foam or mineral wool core in the United States or Canada for use in the architectural, commercial, industrial institutional and cold storage markets, for both wall and roof applications (the “Competing Activity”) or own or operate any business conducting the Competing Activity; provided that, notwithstanding the foregoing, this Section 4.16(a) shall not be deemed breached as a result of (i) Seller or its Subsidiaries performing any act or conducting any business expressly required by this Agreement or any Ancillary Agreement, (ii) the acquisition or ownership, directly or indirectly, by Seller or its Subsidiaries of (A) the securities of any Person that engages in the Competing Activity if Seller or its Subsidiaries, directly or indirectly, do not own more than 5% of the aggregate outstanding equity securities of such Person or (B) any Person that engages in the Competing Activity if such Competing Activity accounts for 15% or less of the consolidated annual revenues  of such Person (based on such Person’s latest annual financial statements); provided that if the revenue of any such acquired Person derived from a Competing Activity exceeds 15% of such Person’s consolidated revenue, then this Section 4.16(a) shall not be deemed breached so long as Seller or its Subsidiaries, as the case may be, divests its ownership of such Person within twelve (12) months following such acquisition or (iii) Seller or its Subsidiaries engaging in any activity (other than the Competing Activity) to the extent Seller or its Subsidiaries engages in such activity as of the date hereof, and any reasonable extensions thereof; or

(b)for a period of eighteen (18) months from and after the Closing Date, solicit, induce for employment or hire any managerial, executive or comparable leadership level employee of the Business as of the Closing Date (any such person, a “Covered Person”); provided that the foregoing restriction shall not prohibit the solicitation for employment or hiring of (i) any Covered Person who contacts Seller or its Affiliates in response to any general solicitation or advertising not specifically directed at such Covered Person, (ii) any Covered Person who has not been employed by the Company or the Buyer for a period of at least six (6) months prior to the date of such solicitation or hire and (iii) any Covered Person who contacts Seller or its Subsidiaries on his or her own initiative without any solicitation by Seller or its Subsidiaries.

This Section 4.16 shall not apply with respect to any Person that owns or acquires, directly or indirectly, an interest in all or any portion of the stock or assets of Seller or any of its Affiliates.

Section 4.17Exclusivity.  Until the earlier of (a) the Closing or (b) such time as this Agreement has been validly terminated pursuant to Article 7, Seller shall not, and each shall cause its Affiliates and its and their respective officers, directors, agents, and any other Persons acting at the direct of Seller or its Affiliates, not to, directly or indirectly, solicit, initiate, knowingly encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to, or consider the merits of any inquiries or proposals from, any Person (other than Buyer) which may lead, directly or indirectly, to (i) a sale or disposition of any of the Transferred Assets, the Equity Interests, or the Business (in whole or in part) (other than the sale of Inventory or dispositions of obsolete or unused equipment, in each case, in the Ordinary Course of Business), (ii) issuance or sale of any shares or ownership interests in the Company (or the right to acquire the same) or, other than as contemplated by this Agreement, other merger, consolidation, restructuring or reorganization involving the Company or the Transferred Assets, or (iii) any other transaction or action that would have a material and adverse effect on the ability of Seller or any of its Subsidiaries to consummate the transaction contemplated hereby on the terms hereof.  Seller hereby confirms that it has previously terminated any and all other negotiations related to any such disposition of the Business (whether in whole or in part) with all Persons other than Buyer.

Section 4.18Further Assurances.  Each party hereto shall, and shall cause its Affiliates and its Affiliates’ representatives to, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by the other party, to confirm and assure the rights and obligations provided for in this Agreement and the other Ancillary Agreements and render effective the consummation of the transactions contemplated hereby and thereby, or otherwise to carry out the intent and purposes of this Agreement.

Article 5

Tax Matters

Section 5.1Cooperation.  Buyer and Seller shall (and shall cause their respective Affiliates to) (a) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with such Person’s Tax affairs and (b) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding; provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

Section 5.2Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Pre-Closing Steps contemplated by this Agreement and the Ancillary Agreements (including any real property transfer Tax and any similar Tax) shall be paid by Seller when due, and Seller will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees.  All other transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by Buyer and Canada Buyer when due and Buyer and Canada Buyer will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 5.3Tax Elections.

(a)Canada Buyer and Canada Seller shall, if applicable, jointly execute and file elections under subsection 167(1) of the ETA and the equivalent or corresponding provisions of any other applicable provincial statutes, in the form prescribed for such purposes, such that the goods and services tax and the harmonized sales tax levied under the ETA (“HST”) and any other applicable provincial sales tax will not be payable in respect of the sale of the Canada Transferred Assets. Canada Buyer shall timely file such election forms with the appropriate Governmental Authorities in the prescribed manner.

(b)Canada Buyer and Canada Seller shall, if applicable, jointly execute and file elections under Section 22 of the Tax Act and the equivalent or corresponding provisions of any other applicable provincial or territorial statutes with respect to the sale of the accounts receivable and to designate in such election an amount equal to the portion of the Canadian Purchase Price allocated to accounts receivable pursuant to Section 1.2(e)(ii). Canada Buyer and Canada Seller shall file within the prescribed time the prescribed election forms required to give effect to the foregoing.

(c)Canada Buyer and Canada Seller shall, if applicable, jointly execute and file elections under subsection 20(24) of the Tax Act in the manner required by subsection 20(25) of the Tax Act and the equivalent or corresponding provisions of any other applicable provincial or territorial statute, in the prescribed forms and within the time required, as to such amount paid by Canada Seller to Canada Buyer for assuming future obligations. In this regard, Canada Buyer and Canada Seller acknowledge that a portion of the Canada Transferred Assets transferred by Seller pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the Tax Act and the equivalent provincial provisions is being transferred by Seller as a payment for the assumption of such future obligations by Canada Buyer.

(d)If requested by Canada Seller, Canada Buyer and Canada Seller shall make, and Canada Seller shall file, an election in prescribed form (or such other form as a party may reasonably request) and within the prescribed time limits pursuant to subsection 56.4(7) of the Tax Act and any analogous provision of provincial or territorial statute

Section 5.4Overlap.  To the extent of any inconsistency between this Article 5 and any other provision of this Agreement, this Article 5 shall control as to Tax matters.

Article 6

Conditions Precedent

Section 6.1Conditions to Obligations of Buyer and Seller.  The obligations of Buyer and Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following conditions:

(a)Competition Laws.  Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated and Buyer and Seller shall have obtained all consents, waivers, clearances and approvals required under any applicable Competition Laws for the jurisdictions set forth on Section 4.3 of the Seller Disclosure Letter.

(b)No Injunction, etc.  No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements shall be in effect.

(c)Material Adverse Effect.  No Material Adverse Effect shall have occurred and remain ongoing since the date hereof.

Section 6.2Conditions to Obligations of Buyer.  The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing, or, if permitted by applicable Law, waiver by Buyer, of the following additional conditions:

(a)Representations and Warranties.  (i) Each of the representations and warranties of Seller contained in Article 2, other than the Seller Fundamental Representations and the representations and warranties contained in clause (a) of Section 2.8 (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct at and as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are as of a specific date, which representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have a Material Adverse Effect, and (ii) each of the Seller Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are as of a specific date, which representations and warranties shall be true and correct in all material respects as of such date) and (iii) the representations and warranties in clause (a) of Section 2.8 shall be true and correct in all respects.

(b)Covenants and Agreements.  Seller shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

(c)Officer’s Certificate.  Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a duly authorized officer of Seller stating that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d)FIRPTA Certificate.  Seller shall have delivered to Buyer a duly executed IRS Form W-9 of Seller as the regarded owner of the Company for U.S. federal income tax purposes.

(e)Required Consents.  Seller will have delivered to Buyer copies of all third-party consents set forth in Section 6.2(e) of the Seller Disclosure Letter (the “Required Consents”).

(f)Material Assets. Seller or its Affiliates shall have caused the Material Assets to have been transferred and assigned to the Company, and received and assumed by the Company, as set forth in the Pre-Closing Steps, and the closing of the sale of the Canada Transferred Assets shall be occurring in accordance with this Agreement as of the Closing Date.

Section 6.3Conditions to Obligations of Seller.  The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing, or, if permitted by applicable Law, waiver by Seller, of the following additional conditions:

(a)Representations and Warranties.  Each of the representations and warranties of Buyer contained in this Agreement (without giving effect to any limitations as to “materiality” set forth therein) shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are as of a specific date, which representations and warranties shall be true and correct in all material respects as of such date).

(b)Covenants and Agreements.  Buyer shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.

(c)Officer’s Certificate.  Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer stating that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4Frustration of Closing Conditions.  No party hereto may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to cause the Closing to occur or such party’s material breach of its obligations hereunder.

Article 7

Termination

Section 7.1Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)by the mutual written agreement of Buyer and Seller;

(b)by either Buyer or Seller by notice to the other party, if:

(i)the Closing shall not have been consummated on or before the close of business on February 5, 2022 (the “Initial End Date”); provided that if on the Initial End Date any of the conditions set forth in Section 6.1(a) or Section 6.1(b) (but for the purposes of Section 6.1(b), only to the extent related to the approvals described in Section 6.1(a)) shall not have been satisfied but all other conditions set forth in Article 6 shall have been satisfied or waived or shall then be capable of being satisfied, then, the Initial End Date shall, at the election of either Buyer or Seller, be automatically extended to the date that sixty (60) days after the Initial End Date (the “Second End Date”); provided, further, that if the Initial End Date is so extended and on the Second End Date any of the conditions set forth in Section 6.1(a) or Section 6.1(b) (but for the purposes of Section 6.1(b), only to the extent related to the approvals described in Section 6.1(a)) shall not have been satisfied but all other conditions set forth in Article 6 shall have been satisfied or waived or shall then be capable of being satisfied, then the Second End Date shall, at the election of either Buyer or Seller, be automatically extended to the date that is sixty (60) days after the Second End Date (the “Third End Date”).  As used in this Agreement, the term “End Date” shall mean the Initial End Date, unless extended pursuant to the foregoing sentence, in which case, the term “End Date” shall mean the Second End Date unless the Second End Date is also extended pursuant to the foregoing sentence, in which case, the term “End Date” shall mean the Third End Date.  Notwithstanding the foregoing, the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by the End Date;

(ii)(A) there shall be any Law that makes consummation of the Closing illegal or otherwise prohibited or (B) any injunction, order or decree of any Governmental Authority having competent jurisdiction permanently enjoining Buyer or Seller from consummating the Closing is entered and such injunction, order or decree shall have become final and nonappealable; provided that the party hereto seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii)(B) shall have used reasonable best efforts to remove such injunction, order or decree in accordance with Section 4.3(c); or

(iii)Buyer has delivered to Seller an Antitrust Notice pursuant to Section 4.3(c);

(c)by Buyer, upon two (2) days prior written notice to Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause a condition set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach is incapable of being cured or is not cured prior to the earlier of (i) the Business Day prior to the End Date or (ii) the date that is thirty (30) days from the date that Seller is notified in writing by Buyer of such breach or failure to perform; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if Buyer is then in material breach or violation of its representations, warranties or covenants contained in this Agreement;

(d)by Seller, upon two (2) days prior written notice to Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause a condition set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach is incapable of being cured or is not cured prior to the earlier of (i) the Business Day prior to the End Date or (ii) the date that is thirty (30) days from the date that Buyer is notified in writing by Seller of such breach or failure to perform; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Seller is then in material breach or violation of its representations, warranties or covenants contained in this Agreement; or

(e)by Seller, if all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions which by their nature cannot be satisfied until the Closing, but which conditions at the time of termination shall be capable of being satisfied) and Buyer fails to consummate the transactions contemplated hereby within two (2) Business Days following the date on which the Closing should have occurred pursuant to Section 1.1.

Section 7.2Effect of Termination.  If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without Liability of any party (or any of its directors, officers, employees, stockholders, Affiliates, agents, successors or assigns) to the other party except as provided in this Section 7.2 and Section 7.3; provided that no such termination (nor any provision of this Agreement) shall relieve any party from Liability for any damages for Willful Breach of this Agreement prior to such termination (which, for the avoidance of doubt, shall be deemed to include any failure by Buyer or Seller to consummate the transactions contemplated by this Agreement if it is obligated to do so hereunder).  The provisions of Section 4.2(c), this Section 7.2, Section 7.3, Article 9, Section 10.1 and Section 10.4 and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 7.1.

Section 7.3Termination Fee; Expenses.

(a)In the event that (X)(i) this Agreement is terminated by either Buyer or Seller pursuant to (A) Section 7.1(b)(i) at a time when the conditions set forth in Section 6.1(a) or Section 6.1(b) are not satisfied or (B) Section 7.1(b)(ii) if any such Law that makes consummation of the Closing illegal or otherwise prohibited or any such injunction, order or decree of any Governmental Authority, in each case, relates to Competition Laws, and (ii) the failure of the conditions set forth in Section 6.1(a) or Section 6.1(b) to be satisfied did not primarily result from the Willful Breach by Seller of any covenant or obligation set forth in this Agreement, including in Section 4.3, or (Y) this Agreement is terminated by either Buyer or Seller pursuant to Section 7.1(b)(iii), then Buyer shall pay, or cause to be paid, to Seller by wire transfer of immediately available funds, a fee in the amount of $45,000,000 as promptly as practicable (and, in any event, within two (2) Business Days) following such termination (the “Antitrust Termination Fee”).   In the event of a dispute between the parties regarding whether any material breach of this Agreement by Seller has primarily caused the failure of the conditions set forth in Section 6.1(a) or Section 6.1(b) to be satisfied, Buyer shall deposit promptly by wire transfer or delivery of other immediately available funds into an escrow account with a third party reasonably acceptable to Seller, on terms reasonably acceptable to Seller, an amount equal to the Antitrust Break Fee until such dispute is resolved.  Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or a Willful Breach of this Agreement, in the event that the Antitrust Termination Fee becomes payable, then payment to Company of the Antitrust Termination Fee, together with any amounts due under Section 7.3(b), shall be Seller’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Buyer, Canada Buyer or any of their respective Affiliates in respect of this Agreement and the transactions contemplated hereby.

(b)The parties acknowledge that (i) the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties would not have entered into this Agreement.  Accordingly, if Buyer fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment for the amount due pursuant to this Section 7.3, or any portion of such amount, then (A) in the event a court of competent jurisdiction issues a final verdict (not subject to further appeal) in favor of Seller, Buyer shall pay Seller its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the annual rate of 5% plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (or such lesser rate as is the maximum permitted by applicable Law); or (B) in the event a court of competent jurisdiction issues a final verdict (not subject to further appeal) in favor of Buyer, Seller shall pay Buyer its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the annual rate of 5% plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (or such lesser rate as is the maximum permitted by applicable Law).  All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to the account(s) designated in writing by Seller.

Article 8

Indemnification

Section 8.1Survival.  None of the representations and warranties made in this Agreement, nor in any certificate delivered pursuant to Section 6.2(b), Section 6.2(d) or Section 6.3(c), shall survive the Closing Date. All covenants and agreements of Seller and Buyer contained in this Agreement shall survive the Closing Date in accordance with their respective terms, but not to exceed the applicable statute of limitations in the event of a breach of such covenant; provided that all covenants and agreements of the parties contained in this Agreement which by their terms are to be performed at or prior to the Closing shall not survive the Closing.

Section 8.2Indemnification by Seller.  From and after the Closing, and subject to this Article 8, Seller shall defend, indemnify and hold harmless Buyer and each of its Affiliates and their respective officers, directors, employees and agents (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for, any and all Losses to the extent resulting from (a) the portion of any Divided Commingled Contracts apportioned to Seller and its Affiliates as provided in Section 4.11, (b) any breach in performance by Seller of any of its covenants or agreements contained herein which by their terms are to be performed after the Closing, (c) the Pre-Closing Steps or failure to complete same, (d) any Excluded Assets, and (e) any Retained Liabilities.

Section 8.3Indemnification by Buyer.  From and after the Closing, and subject to this Article 8, Buyer shall defend, indemnify and hold harmless Seller and each of its Affiliates and their respective officers, directors, employees and agents (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses to the extent resulting from (a) the portion of any Divided Commingled Contracts apportioned to Buyer or its Affiliates, as provided in Section 4.11, (b) any breach in performance by Buyer of its covenants or agreements contained herein which by their terms are to be performed after the Closing, (c) any Assumed Liability or (d) any Transferred Assets (excluding (i) claims, causes of action, or proceedings instituted by third parties that any required third party consents or approvals were not obtained that were required for such transfer or (ii) for Losses arising out of or related to a breach of Seller of any of its representations and warranties in Article 2 or other material breach of this Agreement).

Section 8.4Limitations on Indemnity.  Buyer and Seller agree, for themselves and on behalf of Buyer Indemnitees and Seller Indemnitees:

(a)The amount of any and all Losses indemnifiable pursuant to Section 8.2 or Section 8.3 shall be determined net of any amounts recovered by an Indemnified Party under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses, in each case, net of costs of collection and any increase to premiums resulting from making any claim thereunder.  In any case where an Indemnified Party recovers, under insurance policies or from other collateral sources, any amount in respect of a matter for which such Indemnified Party was indemnified pursuant to Section 8.2 or Section 8.3, as applicable, in each case to the extent not already taken into account pursuant to this Section 8.4(a), such Indemnified Party shall promptly pay over to the applicable Indemnifying Party the amount so recovered (after deducting therefrom the amount of the expenses incurred by such Indemnified Party in procuring such recovery), but not in excess of the sum of (A) any amount previously so paid to or on behalf of such Indemnified Party in respect of such matter and (B) any amount expended by the applicable Indemnifying Party in pursuing or defending any claim arising out of such matter.

(b)Buyer Indemnitees shall not be entitled to indemnification pursuant to Section 8.2 for any Loss to the extent that the Loss was taken into account in the Final Purchase Price as finally determined pursuant to Section 1.2(c).

(c)If an Indemnifying Party makes an indemnification payment to an Indemnified Party with respect to any Loss, then such Indemnifying Party will be subrogated, to the extent of such payment, to all related rights and remedies of such Indemnified Party under any insurance policy or otherwise against or with respect to such Loss, except with respect to amounts relating to such Loss that have not yet been recovered by such Indemnified Party (or any other such Person entitled to indemnification hereunder).  If any portion of any Loss to be reimbursed by the Indemnifying Party may be covered, in whole or in part, by third-party insurance coverage or otherwise, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party.  Promptly following such Indemnifying Party’s request, such Indemnified Party will take all reasonably necessary, proper or desirable actions (including the execution and delivery of any document reasonably requested) to accomplish the foregoing.

(d)In no event shall an Indemnifying Party have Liability to the Indemnified Party for any consequential, special, incidental, indirect or punitive damages or similar items, except if and to the extent any such damages are recovered against an Indemnified Party pursuant to a Third-Party Claim.

Section 8.5Notification of Claims; Third-Party Claims.

(a)A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this Article 8, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 8 except to the extent the Indemnifying Party is prejudiced by such failure.  The parties agree that (i) in this Article 8 they intend to shorten (in the case of the limited survival periods specified in Section 8.1) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 8.1 for such representation, warranty, covenant or agreement and (iii) any claims for indemnification for which notice is not timely delivered in accordance with this Section 8.5 shall be expressly barred and are hereby waived; provided that if, prior to such applicable date, a party shall have notified any other party in accordance with the requirements of this Section 8.5 of a claim for indemnification under this Article 8 (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article 8 notwithstanding the passing of such applicable date.

(b)Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (such claim or demand being a “Third-Party Claim” and including a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third-Party Claim, assume the defense and control of such Third-Party Claim, with its own counsel and at its own expense and the Indemnified Party shall, at its sole cost and expense, cooperate with the Indemnifying Party in connection therewith; provided that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense.  So long as the Indemnifying Party is reasonably contesting any such Third-Party Claim in good faith, the Indemnified Party shall not pay or settle any such Third-Party Claim.  If the Indemnifying Party elects to conduct the defense and settlement of a Third-Party Claim, then the Indemnified Party shall have the right to pay or settle such Third-Party Claim; provided that in such event it shall waive any right to indemnity by the Indemnifying Party for all Losses related to such Third-Party Claim unless the Indemnifying Party shall have consented to such payment or settlement.  If the Indemnifying Party does not notify the Indemnified Party within twenty (20) Business Days after the receipt of the Indemnified Party’s notice of a claim hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.  The Indemnifying Party shall not, except with the consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), enter into any settlement that does not include as a term thereof the giving by the Person(s) asserting such claim to all Indemnified Parties of a release from all Liability with respect to such claim or consent to entry of any judgment.

(c)The parties hereto shall cooperate in the defense or prosecution of any Third-Party Claim in respect of which indemnity may be sought hereunder and each of Buyer and Seller (or a duly authorized representative of such party) shall (and shall cause the Company to) furnish such records, information, access to relevant personnel and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

(d)In the event any Indemnifying Party receives notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 that does not involve a Third-Party Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days following its receipt of such notice whether the Indemnifying Party disputes its Liability to the Indemnified Party under this Article 8.  The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

Section 8.6Exclusive Remedy.  Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements (other than the Transitional Services Agreement and the Supply Agreements) and except (x) with respect to Fraud and the matters covered by Section 1.2 and (y) in the case where a party seeks to obtain specific performance pursuant to Section 10.9, Seller and Buyer hereby agree that following the Closing, the sole and exclusive remedy of a party for any breach or inaccuracy of any representation, warranty, covenant or agreement contained in this Agreement or the Ancillary Agreements (other than the Transitional Services Agreement and the Supply Agreements) shall be the applicable indemnification rights set forth in this Article 8, Section 4.6 and Section 4.11.  In furtherance of the foregoing and subject to Section 1.2, Section 10.9 and the indemnification provisions set forth in this Article 8, Section 4.6, and Section 4.11, and not including the express terms of any covenant hereunder which as applicable to a party survives the Closing in accordance with its terms, (a) Buyer hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Buyer Indemnitee may have against Seller or any of its respective Affiliates, or their respective directors, officers, employees, controlling Persons, agents or representatives, successors or assigns and (b) Seller hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Seller Indemnitee may have against Buyer or any of its Affiliates, or their respective directors, officers, employees, agents or representatives, successors or assigns, in either case to the extent such rights, claims and causes of action arise under or are based upon any federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise in connection with this Agreement or the Ancillary Agreements (other than the Transitional Services Agreement and the Supply Agreements).

Article 9

Definitions

Section 9.1Certain Terms.  The following terms have the respective meanings given to them below:

“Accounting Firm” has the meaning set forth in Section 1.2(c)(iii).

“Accounting Principles” means the accounting principles, practices, methodologies and procedures set forth in Exhibit A.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affiliate Contract” has the meaning set forth in Section 2.20.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means (a) the Transitional Services Agreement and (b) the Supply Agreements.

“Anticorruption Laws” has the meaning set forth in Section 2.13(c).

“Antitrust Notice” has the meaning set forth in Section 4.3(c).

“Antitrust Proceeding” has the meaning set forth in Section 4.3(c).

“Antitrust Termination Fee” has the meaning set forth in Section 7.3(a).

“Assumed Liabilities” has the meaning given to such term in Exhibit B.

“Assumed Transferred Employee Liabilities” has the meaning given to such term in Exhibit B.

“Benefit Plan” means each employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any pension, retirement, health, welfare, medical, dental, disability, life insurance, employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any employee of Seller or any of its Affiliates, but shall exclude any such plan, program, policy, agreement or other arrangement required by applicable Law, sponsored by a Governmental Authority.

“Business” has the meaning set forth in the Recitals.

“Business Confidential Information” means all confidential, proprietary and non-public information (whether or not specifically labeled or identified as “confidential” and whether written or oral) that exclusively relates to the Business; provided that “Business Confidential Information” shall not include information (a) that is or becomes generally available to the public other than as a result of a breach of Section 4.2(c) by Seller or any of its Affiliates (other than the Company) or its or their representatives, (b) that Seller or any of its Affiliates (other than the Company) or its or their representatives receive or have received on a non-confidential basis from a source other than Buyer or the Company, provided that such source is not known to Seller or the applicable Affiliate or representative to be subject to a contractual, legal or fiduciary obligation of confidentiality to Buyer or the Company with respect to such information, or (c) that Seller or any of its Affiliates (other than the Company) or its or their representatives can demonstrate has been or is subsequently independently conceived or developed by Seller or any of its Affiliates (other than the Company) or its or their representatives without use or reference to the information.

“Business Day” means any day that is not (a) a Saturday, (b) a Sunday or (c) any other day on which commercial banks are authorized or required by law to be closed in the City of New York or the City of Houston.

“Business Employee” means each individual set forth in Section 2.15(c) of the Seller Disclosure Letter as it may be updated from time to time to reflect actions permitted under the terms of this Agreement or to correct inadvertent or unintended omissions.

“Business Employee Liability” has the meaning set forth in Section 4.4(a)(ii).

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnitees” has the meaning set forth in Section 8.2.

“Buyer’s Savings Plan” has the meaning set forth in Section 4.4(f).

“CAD2 Spec Equity Interests” means the membership interest in CAD2Spec, LLC, a Pennsylvania limited liability company, owned by CENTRIA Services Group, LLC, an Affiliate of Seller.

“Calculation Time” means 11:59 p.m. local time on the day prior to the Closing Date.

“Canada Assumed Liabilities” means the Assumed Liabilities located in Canada or in respect of any Canadian Business Employee.

“Canada Benefit Plans” means any Seller Plan provided for the benefit of Canadian Business Employees.

“Canadian Business Employee” means each Business Employee who is employed at a work location in Canada.

“Canada Buyer” means Vulcraft Canada Inc.

“Canada Replacement Plans” has the meaning set forth in Section 4.4(a)(iv).

“Canada Seller” has the meaning set forth in Exhibit B.

“Canada Transferred Assets” means the Transferred Assets located in Canada.

“Canadian Purchase Price” has the meaning set forth in Section 1.2(a).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“Cash” means, as of any specified time, all cash, cash equivalents (including checks, other wire transfers, deposits in transfer and drafts deposited or received but not yet cleared, but reduced for any bank overdrafts or outstanding checks or outbound wire transfers not yet cashed or received by the applicable counterparty) and marketable securities, in accordance with GAAP.

“Cash Option Value” has the meaning set forth in Section 4.4(g).

“Cash PSU Value” has the meaning set forth in Section 4.4(g).

“Cash RSU Value” has the meaning set forth in Section 4.4(g).

“Clayton Act” means the Clayton Antitrust Act of 1914, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Closing” has the meaning set forth in Section 1.1.

“Closing Date” has the meaning set forth in Section 1.1.

“Closing Date Cash” means the Cash constituting Transferred Assets as of the Calculation Time, which shall include, for the avoidance of doubt, any Cash constituting a Transferred Asset that is contemplated to be transferred to the Company pursuant to the Pre-Closing Steps but has not yet been transferred to the Company as of the Calculation Time.

“Closing Date Indebtedness” means the Indebtedness constituting Assumed Liabilities as of the Calculation Time, which shall include, for the avoidance of doubt, any Indebtedness constituting an Assumed Liability that is contemplated to be assumed by the Company pursuant to the Pre-Closing Steps but has not yet been assumed by the Company as of the Calculation Time.

“Closing Date Net Working Capital” means, an amount equal to, without duplication, (a) as of the Calculation Time, the current assets (other than Cash) constituting Transferred Assets (which shall include, for the avoidance of doubt, with respect to the Closing Date Net Working Capital any current assets (other than Cash) constituting Transferred Assets that are contemplated to be transferred to the Company pursuant to the Pre-Closing Steps but have not yet been transferred to the Company as of the Calculation Time) minus (b) as of the Calculation Time the current liabilities (other than Indebtedness and Transaction Expenses) constituting Assumed Liabilities (which shall include, for the avoidance of doubt, with respect to the Closing Date Net Working Capital any current liabilities (other than Indebtedness and Transaction Expenses) constituting Assumed Liabilities that are contemplated to be assumed by the Company pursuant to the Pre-Closing Steps but have not yet been assumed by the Company as of the Calculation Time), in each case (i) calculated in accordance with Section 1.2(d) and (ii) including only the line items set forth on the sample calculation in the Accounting Principles.

“Closing Statement” has the meaning set forth in Section 1.2(c)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Recitals.

“Competing Activity” has the meaning set forth in Section 4.16(a).

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Authority regarding pre-acquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment in the United States or Canada.

“Confidentiality Agreement” has the meaning set forth in Section 4.2(c).

“Continuation Period” has the meaning set forth in Section 4.4(b).

“Continuing Incentive Opportunities” has the meaning set forth in Section 4.4(b).

“Copyleft License” means any license of Software that requires, as a condition to the use, modification, or distribution of such licensed Software, that such licensed Software, or any other Software that incorporates, is incorporated into, derived from, based on, linked to, or used or distributed with such licensed Software, be licensed, distributed, or otherwise made available:  (a) in a form other than binary or object code (e.g., in source code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification; or (c) without a license fee. “Copyleft Licenses” include the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Covered Person” has the meaning set forth in Section 4.16(b).

“COVID-19” means SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), coronavirus disease, or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means the impact of COVID-19 or any action or inaction by a Person or a third person in response to COVID-19, including any workforce reduction or the compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with, related to or in response to COVID-19, including the CARES Act and Families First Act or any disaster plan of such Person or any change in applicable Laws related to, in connection with or in response to COVID-19.

“Credit Facilities” means (a) the Cash Flow Credit Agreement, dated as of April 12, 2018 (as amended, supplemented, waived or otherwise modified from time to time), among Seller, the several banks and other financial institutions from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, (b) the ABL Credit Agreement, dated as of April 12, 2018 (as amended, supplemented, waived or otherwise modified from time to time), among Seller, the subsidiary borrowers from time to time party thereto, the several banks and other financial institutions from time to time party thereto and UBS AG, Stamford Branch, as administrative agent and collateral agent, and (c) the Indenture, dated as of April 12, 2018 (as amended, supplemented, waived or otherwise modified from time to time), among Seller, the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee.

“Debevoise” has the meaning set forth in Section 10.11.

“Divided Commingled Contracts” has the meaning set forth in Section 4.11.

“Emergency Measures” means the impact of any emergency condition, or any action or inaction that the Person taking such action reasonably determines is necessary or prudent for such Person to take in connection with any emergency condition (including any COVID-19 Measures), including any epidemic, pandemic or other public health emergency, such as actions (a) to suspend or resume operation of all or a portion of any facilities or (b) intended to mitigate the adverse effects of such condition on the business, customers, personnel or other stakeholders of such Person.

“End Date” has the meaning set forth in Section 7.1(b)(i).

“Enterprise Value” means One Billion U.S. Dollars ($1,000,000,000.) .

“Environmental Law” means all Laws in effect as of the Closing Date concerning pollution or protection of the environment or natural resources.

“Equity Interests” has the meaning set forth in the Recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Statement” has the meaning set forth in Section 1.2(b).

“Estimated Purchase Price” has the meaning set forth in Section 1.2(b).

“ETA” has the meaning set forth in Section 2.17(k).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Excluded Assets” has the meaning given to such term in Exhibit B.

“Excluded Confidential Information” means all confidential, proprietary and non-public information (whether or not specifically labeled or identified as “confidential” and whether written or oral) of Seller or any of its Affiliates other than Business Confidential Information; provided that “Excluded Confidential Information” shall not include information (a) that is or becomes generally available to the public other than as a result of a breach of Section 4.2(c) by Buyer or any of its Affiliates (including the Company) or its or their representatives, (b) that Buyer or any of its Affiliates (including the Company) or its or their representatives receive or have received on a non-confidential basis from a source other than Seller or its Affiliates (excluding the Company); provided that such source is not known to Buyer or the applicable Affiliate or representative to be subject to a contractual, legal or fiduciary obligation of confidentiality to Seller or any of its Affiliates (other than the Company) with respect to such information, or (c) that Buyer or any of its Affiliates (including any of the Company) or its or their representatives can demonstrate has been or is subsequently independently conceived or developed by Buyer or any of its Affiliates (including any of the Company) or its or their representatives without use or reference to the information.

“Excluded Intellectual Property” means all Intellectual Property owned by Seller or its Affiliates that is not Transferred Owned Intellectual Property.

“Families First Act” means the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.

“Final Closing Date Cash” means (a) if a notice of disagreement with respect thereto is not delivered pursuant to a Purchase Price Dispute Notice, the Closing Date Cash set forth in the Closing Statement; or (b) if a notice of disagreement with respect thereto is delivered pursuant to a Purchase Price Dispute Notice, the Closing Date Cash, as agreed by Seller and Buyer pursuant to Section 1.2(c)(ii) or, in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.2(c)(iii).

“Final Closing Date Indebtedness” means (a) if a notice of disagreement with respect thereto is not delivered pursuant to a Purchase Price Dispute Notice, the Closing Date Indebtedness set forth in the Closing Statement or (b) if a notice of disagreement with respect thereto is delivered pursuant to a Purchase Price Dispute Notice, the Closing Date Indebtedness, as agreed by Seller and Buyer pursuant to Section 1.2(c)(ii) or, in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.2(c)(iii).

“Final Net Working Capital Adjustment Amount” means (a) if a notice of disagreement with respect thereto is not delivered pursuant to a Purchase Price Dispute Notice, the Net Working Capital Adjustment Amount set forth in the Closing Statement or (b) if a notice of disagreement with respect thereto is delivered pursuant to a Purchase Price Dispute Notice, the Net Working Capital Adjustment Amount, as agreed by Seller and Buyer pursuant to Section 1.2(c)(ii) or, in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.2(c)(iii).

“Final Purchase Price” has the meaning set forth in Section 1.2(a).

“Final Transaction Expenses” means (a) if a notice of disagreement with respect thereto is not delivered pursuant to a Purchase Price Dispute Notice, the Transaction Expenses set forth in the Closing Statement or (b) if a notice of disagreement with respect thereto is delivered pursuant to a Purchase Price Dispute Notice, the Transaction Expenses, as agreed by Seller and Buyer pursuant to Section 1.2(c)(ii) or, in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.2(c)(iii).

“Fraud” means an actual and intentional misrepresentation of a material fact with respect to the making of the representations and warranties (and, for the avoidance of doubt, not constructive fraud, equitable fraud or negligent misrepresentation or omission) (a) in the case of Seller, in Article 2 above, and (b) in the case of Buyer, in Article 3 above.

“GAAP” means United States generally accepted accounting principles.

“Governmental Antitrust Authority” means any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Authority” means any United States or foreign (a) federal, state, local, provincial, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising, or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal.

“Harmful Code” means any mechanism, device or computer code designed or intended to have, or intended to be capable of performing, any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such mechanism, device or computer code is stored or installed; or (b) collecting, damaging or destroying any information, data or file, in each case, without the user’s consent.

“Hazardous Substances” means any substance or material that is listed, classified or regulated as a “toxic substance,” “hazardous substance,” “hazardous waste”, “contaminant” or words of similar meaning or effect under any Environmental Law, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum and petroleum by-products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Inactive Business Employee” has the meaning set forth in Section 4.4(a)(i).

“Indebtedness” means, with respect to any Person, as of any specified time, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all reimbursement obligations of such Person under letters of credit, bank guarantees or similar facilities, but only to the extent drawn upon at such time, (d) the balance of the outstanding payments owing in respect of leases required to be classified as capital leases by GAAP, (e) all Indebtedness of others referred to in clauses (a) through (d) above guaranteed directly or indirectly in any manner by such Person and (f) all accrued interest, prepayment penalties, make-whole payments and termination or breakage costs or penalties with respect to any Indebtedness referred to in clauses (a) through (d) above; provided that Indebtedness shall not include (i) any amounts outstanding under arrangements settled or terminated pursuant to Section 4.9 or (ii) any Liabilities in respect of leases other than those referred to in clause (d) above.

“Indemnified Party” has the meaning set forth in Section 8.5(a).

“Indemnifying Party” has the meaning set forth in Section 8.5(a).

“Initial End Date” has the meaning set forth in Section 7.1(b)(i).

“Intellectual Property” means all intellectual property, and all worldwide rights therein, including all rights in patents and patent applications (and all reissues, divisionals, re-examinations, renewals, extensions, revisions, continuations and continuations-in-part thereof); Trademarks; copyrights (and all registrations and applications therefor) and rights in all original works of authorship, and all moral rights therein; trade secrets and rights in proprietary information, including in confidential or proprietary know‑how, processes, techniques, technologies, methods, algorithms, industrial models, research and development information, drawings, specifications, designs, molds, plans, proposals, technical data, financial and marketing plans, pricing and cost information and customer and supplier lists and information; rights in Software; and rights in data and databases.

“Inventory” has the meaning set forth in Section 1.2(b).

“Inventory Count” has the meaning set forth in Section 1.2(b).

“Inventory Valuation” has the meaning set forth in Section 1.2(b).

“IRS” means the Internal Revenue Service.

“IT Systems” means the hardware, software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned or leased by or licensed to Seller or its Affiliates in the operation of the Business.

“Knowledge of Seller” means,  the actual knowledge, or such knowledge which such individuals should have after due inquiry in the ordinary course of their business consistent with their duties, of the individuals set forth on Section 9.1(a) of the Seller Disclosure Letter

“Law” means a law, statute, order, ordinance, rule, regulation, judgment, injunction, order or decree.

“Leased Real Property” has the meaning set forth in Section 2.10(b).

“Leases” has the meaning set forth in Section 2.10(b).

“Liability” means any direct or indirect liability, indebtedness, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease or encumbrance.

“Litigation” means any action, cease and desist letter, demand, suit, arbitration proceeding, administrative or regulatory proceeding, order, investigation, complaint, citation, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Losses” means any and all Liabilities of any kind, interest and expenses (including reasonable fees and expenses of attorneys).

“LTIP Replacement Bonus” has the meaning set forth in Section 4.4(g).

“LTIP Summary” means the document described in Section 4.4(g) of the Seller Disclosure Letter.

“Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on, the assets, financial condition or results of operations of the Business, taken as a whole; provided that any such change, effect, event or occurrence resulting from any of the following shall not be considered when determining whether a Material Adverse Effect has occurred: (a) conditions affecting the economy or credit, capital and financial markets in the United States or elsewhere in the world, including changes in interest or exchange rates, (b) any change in or effect on the industry, or businesses in the geographies, in which the Business operates, (c) any change in Laws or GAAP, or the enforcement or interpretation thereof, (d) political conditions, including hostilities, acts of war (whether declared or undeclared), cyber-attacks, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (e) any change resulting from the negotiation, execution, announcement or consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, including any actions taken by any customers, suppliers or personnel of the Business resulting from the negotiation, execution, announcement or consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or relating to the identity of, or facts and circumstances relating to, Buyer, (f) any action taken by Buyer and any of its Affiliates, agents or representatives, (g) any hurricane, flood, tornado, earthquake or other natural disaster or any other force majeure event, (h) any actions required to be taken or omitted pursuant to this Agreement (other than the obligation to operate in the Ordinary Course of Business) or the Ancillary Agreements or taken with Buyer’s consent or not taken because Buyer withheld, delayed or conditioned its consent, (i) the failure of the Business to achieve any financial projections or forecasts or revenue or earnings predictions (it being understood that for purposes of this clause (i), the changes or effects giving rise to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (j) COVID-19, any other epidemic or pandemic or any Emergency Measures, (j) items disclosed in the Seller Disclosure Letter (provided that any change or worsening of any item so disclosed in the Seller Disclosure Letter may constitute a Material Adverse Effect) or (l) any adverse change in or effect on the Business that is cured prior to the Closing; provided, however, that any change or effect referred to in clause (a), (b), (c), (d) or (g) immediately above may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, effect, event or occurrence has a disproportionate effect (but then only to the extent of such disproportionate effect) on the Business relative to other companies in the industries or markets in which the Business operates.

“Material Assets” means, collectively, the following:

1.	The Material Equipment at each of the Business’ seven manufacturing facilities;
2.	The Transferred Real Property;
3.	The Transferred Material Permits; and
4.	The Transferred Owned Intellectual Property.

“Material Contracts” has the meaning set forth in Section 2.9(a).

“Material Equipment” has the meaning set forth in Exhibit B.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Net Working Capital Adjustment Amount” means an amount (which may be a positive or negative number) equal to (a) the Closing Date Net Working Capital minus (b) the Target Net Working Capital.

“Nucor” has the meaning set forth in the Recitals.

“OFAC Laws” has the meaning set forth in Section 2.13(d).

“Open Source Software” means software that satisfies the definition of free software by the Free Software Foundation and of open source software by the Open Source Initiative or that is offered under similar types of software licenses.

“Ordinary Course of Business” means, with respect to any Person, in the ordinary course of business of such Person, subject to any Emergency Measures impacting or taken by the relevant Person.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Owned Real Property” has the meaning set forth in Section 2.10(a).

“Owned Registered Intellectual Property” has the meaning set forth in Section 2.11(a).

“Permits” has the meaning set forth in Section 2.13(b).

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges not yet due and payable or due and payable but not delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and other Liens arising or incurred in the Ordinary Course of Business or in connection with construction contracts for amounts that are not yet delinquent or are being contested in good faith and are not material to the operation of the Business, (c) statutory Liens in favor of lessors arising in connection with any leased property that constitute a Transferred Asset that do not materially affect the operation of the Business with respect to such leased property, (d) non-exclusive licenses granted in the Ordinary Course of Business, (e) Liens that do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Business or materially interfere with the use thereof as currently used by the Business and (f) all matters disclosed in the Seller Disclosure Letter.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization (whether or not a legal entity), including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means all information relating to an identified or identifiable natural Person to the extent constituting personal information (or analogous term) under applicable privacy Laws or other written obligations of Seller with respect to Personal Information.

“Per Share Value” has the meaning set forth in Section 4.4(g).

“Post-Close Costs” means (a) any severance, termination or similar payments required by Law or pursuant to this Agreement to be payable to any Transferred Business Employee whose employment or engagement is terminated for any reason by Buyer or the Company, acting at the direction of Buyer, at, or from and after the Closing, (b) any retention bonus payments that become payable to any Transferred Business Employee after the Closing arising out of or relating to the Retention Letters (including, for the avoidance of doubt, under any Transferred Plan), and (c) for the avoidance of doubt, any payments to any Transferred Business Employee pursuant to any arrangement by or at the written request of Buyer.

“Pre-Closing Employment Liabilities” means (a) all Liabilities for salary, wages, bonuses, commissions, vacation pay and other compensation relating to employment of all Business Employees prior to the Closing Date; (b) all severance payments, damages for wrongful dismissal and all related costs in respect of the termination by the Seller or its Affiliates of the employment of any Business Employee who does not become a Transferred Business Employee; (c) all costs for timely submitted (under the terms of applicable Seller Plans and applicable Law) outstanding and unpaid health claims arising prior to the Closing Date for Business Employees and their dependents and beneficiaries under any self-insured Seller Plan providing group health benefits; and (d) all employment-related Litigation, claims, penalties and assessments in respect of the Business arising out of matters which occurred prior to the Closing Date, in each case except for the Seller Retained Litigation.

“Pre-Closing Steps” has the meaning set forth in Section 4.10(a).

“Proposed Purchase Price Calculations” has the meaning set forth in Section 1.2(c)(i).

“Proprietary Software” means all Software owned by or purported to be owned by the Company or its Subsidiaries.

“PSUs” has the meaning set forth in Section 4.4(g).

“Purchase Price Allocation” has the meaning set forth in Section 1.2(e)(i).

“Purchase Price Dispute Notice” has the meaning set forth in Section 1.2(c)(ii).

“R&W Insurance Policy” has the meaning set forth in Section 4.7.

“Real Property” has the meaning set forth in Section 2.10(c).

“Retained Information” has the meaning set forth in Section 4.2(d).

“Retained Liabilities” has the meaning given to such term in Exhibit B.

“RSUs” has the meaning set forth in Section 4.4(g).

“Second End Date” has the meaning set forth in Section 7.1(b)(i).

“Sell-Side Party” has meaning set forth in Section 10.11.

“Seller” has the meaning set forth in the Preamble.

“Seller Designated Accounts” has the meaning set forth in Section 1.1(b).

“Seller Disclosure Letter” means the letter, dated as of the date hereof, delivered by Seller to Buyer prior to the execution of this Agreement and identified as the Seller Disclosure Letter.

“Seller Fundamental Representations” means those representations set forth in Section 2.1, Section 2.2(a), Section 2.4, Section 2.5 and Section 2.19.

“Seller Indemnitees” has the meaning set forth in Section 8.3.

“Seller Marks” means all Trademarks owned by Seller or its Affiliates (excluding the Company).

“Seller Plan” means each Benefit Plan that a Seller or any of its Subsidiaries (other than the Company) sponsors, maintains or contributes to, or is required to sponsor, maintain or contribute to, for the benefit of any Business Employee.

“Seller Retained Litigation” has the meaning given to such term in Exhibit B.

“Seller’s Savings Plans” has the meaning set forth in Section 4.4(a).

“Services Intellectual Property” means all Intellectual Property owned by Seller or its Affiliates (excluding the Company) and used to provide services to the Company or other Affiliates of Buyer pursuant to the Ancillary Agreements.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Software” means any (a) computer programs, including any software implementations of algorithms, models and methodologies, whether in source code or object code; (b) computer databases and compilations; (c) all documentation, including user manuals, training documentation, code notes, and other documentation necessary to maintain, modify, update or otherwise make of the foregoing.

“Solvent” has the meaning set forth in Section 3.5.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (a) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) representing more than fifty percent (50%) of such securities or ownership interests are at the time directly or indirectly owned by such Person.  The term “Subsidiary” shall include all Subsidiaries of a Subsidiary.

“Supply Agreements” means the supply agreements substantially in the form attached as Exhibit D to be entered into on or prior to the Closing Date.

“Target Net Working Capital” means $64,624,000.

“Tax” means any federal, state, provincial, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental (including taxes under Section 59A of the Code), real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unclaimed property, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).

“Tax Act” has the meaning set forth in Section 2.17(j).

“Tax Return” means any federal, state, local or foreign tax return, declaration, statement, report, schedule, form or information return or any amendment to any of the foregoing relating to Taxes.

“Third End Date” has the meaning set forth in Section 7.1(b)(i).

“Third-Party Claim” has the meaning set forth in Section 8.5(b).

“Trademarks” means trademarks and service marks, domain names and all other identifiers of source or origin (including all goodwill associated therewith and all registrations and applications for registration, and renewals thereof).

“Transaction Expenses” means (a) the aggregate amount of fees and expenses of legal counsel, investment bankers, accountants and other advisors, incurred by the Company prior to the Closing in connection with this Agreement, the sale of the Business, and the consummation of the transactions contemplated hereby that remain unpaid as of the Calculation Time and are payable by the Company at or after the Closing, (b) any obligations of the Company in respect of change of control arrangements, transaction bonuses and similar obligations that will be payable to Business Employees, either solely as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or in conjunction with the occurrence of post-Closing actions (e.g., double-trigger bonuses (other than the Retention Letters set forth on Section 2.16(a)(i) of the Seller Disclosure Letter)), and in each case, excluding any Post-Close Costs (it being understood that any amount included in the definition of Indebtedness shall not be included in Transaction Expenses) and (c) 50% of the cost of the premium for the R&W Insurance Policy contemplated to be paid by Seller pursuant to Section 4.7.

“Transferred Assets” has the meaning given to such term in Exhibit B.

“Transferred Business Contracts” has the meaning given to such term in Exhibit B.

“Transferred Business Employee” has the meaning set forth in Section 4.4(a).

“Transferred Business Employees Paid Time Off Liability” has the meaning set forth in Section 4.4(d).

“Transferred Material Permits” has the meaning given to such term in Exhibit B.

“Transferred Owned Intellectual Property” has the meaning given to such term in Exhibit B.

“Transferred Plan” has the meaning set forth in Section 2.16(a).

“Transferred Real Property” has the meaning given to such term in Exhibit B.

“Transition Plan” has the meaning set forth in Section 4.15.

“Transitional Services Agreement” means the transitional services agreement relating to the transitional support services for the Company substantially in the form attached as Exhibit C to be entered into on or prior to the Closing Date.

“Treasury Regulations” means the regulations prescribed under the Code.

“Trial Balances” has the meaning set forth in Section 2.6(a).

“U.S. Purchase Price” has the meaning set forth in Section 1.2(a).

“WARN” has the meaning set forth in Section 4.4(e).

“Willful Breach” means, with respect to any agreement or covenant, a material breach that is the consequence of an action or omission by the breaching party with actual knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry) that such action or omission is, or would reasonably be expected to be or result in, a breach of such agreement or covenant.

Section 9.2Construction.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “party” or “parties” shall refer to parties to this Agreement.  References to “Affiliate” or “Affiliates” of a party shall, except as otherwise expressly provided in this Agreement, only be deemed to include any Person so long as such Person remains an Affiliate of such party.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections and Exhibits are to Articles, Section and Exhibits of this Agreement unless otherwise specified.  Any capitalized term used in any Exhibit or the Seller Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  The word “or” shall not be exclusive.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including that date, respectively.  Any reference to “days” means calendar days unless Business Days are expressly specified.  If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.  If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Buyer hereunder shall be a joint and several obligation of Buyer and the Company and Buyer shall cause the Company to comply with this obligation.

Article 10

Miscellaneous

Section 10.1Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, electronic mail, or by certified mail to the other party hereto as follows:

if to Buyer,

Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211
Attention:Alex Hoffman
Email:alex.hoffman@nucor.com

with a copy (which shall not constitute notice) to:

Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211
Attention:Greg Murphy
Email:greg.murphy@nucor.com

if to Seller,

Cornerstone Building Brands, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513
Attn:Alan M. Strassner; Alena S. Brenner
Email:Alan.Strassner@cornerstone-bb.com; Alena.Brenner@cornerstone-bb.com with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention:Paul Bird; Christopher Anthony
Email:psbird@debevoise.com; canthony@debevoise.com

or such other address or Email as such party may hereafter specify for the purpose by notice to the other party hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 10.2Amendment; Waivers, etc.  No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.  The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 10.3Expenses.  Except as otherwise set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party hereto incurring such fees or expenses; provided that in the event that the transactions contemplated by this Agreement are consummated, Buyer shall pay, or shall cause to be paid, on behalf of Seller, all Transaction Expenses that are unpaid prior to the Closing in accordance with Section 1.1(d).

Section 10.4Governing Law, etc.

(a)This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the Laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the Laws of another jurisdiction.  Each of the parties hereto (i) submits to the jurisdiction of the federal and state courts sitting in the State of Delaware, in any action or proceeding arising out of or relating to this

Agreement, and (ii) other than pursuant to Section 1.2(c)(iii) above, (A) agrees to bring all claims under any theory of liability in respect of such action or proceeding exclusively in any such court and (B) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Each party hereto agrees that service of summons and complaint or any other process that might be served in any action or proceeding may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 10.1.  Nothing in this Section 10.4, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.  Each party hereto agrees that a final, non-appealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.

(b)Each party to this Agreement hereby waives, to the fullest extent permitted by Law, any right to trial by jury of any claim, demand, action, or cause of action (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions related hereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise.  Each party to this Agreement hereby agrees and consents that, other than pursuant to Section 1.2(c)(iii) above, any such claim, demand, action, or cause of action shall be decided by court trial without a jury and that the parties to this Agreement may file an original counterpart of a copy of this Agreement with any court as written evidence of the consent of the parties hereto to the waiver of their right to trial by jury.

Section 10.5Successors and Assigns.  This Agreement and the Ancillary Agreements shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns; provided that this Agreement shall not be assigned by any party hereto (whether by operation of Law or otherwise), without the prior written consent of the other party.  Any attempted assignment of this Agreement not in accordance with the terms of this Section 10.5 shall be void.

Section 10.6Entire Agreement.  This Agreement, the Ancillary Agreements (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement of the parties with respect to the matters covered hereby and thereby and supersede all prior agreements, understandings and representations, both written and oral, between the parties with respect to the subject matter hereof and thereof.

Section 10.7Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.8Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 10.9Specific Performance.  Each party acknowledges and agrees that the other party would be damaged irreparably in the event that any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached, so that, in addition to any other remedy that a party may have under law or equity, a party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof.  Each party acknowledges and agrees that monetary damages would be inadequate in the event of any such failure to perform or breach, and waives any equitable defense to the granting of specific performance or other injunctive relief available to such party.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.  In the event that a court of competent jurisdiction fails to grant specific performance or other injunctive relief to a party as a remedy for such failure to perform or breach, the parties hereby acknowledge and agree that such party shall be entitled to receive benefit of the bargain and lost profits damages as redress for such failure to perform or breach.  Notwithstanding anything to the contrary in this Agreement, the parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 10.10Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns and, except for Section 4.6 and Article 8 (each of which shall be for the benefit of the Persons set forth therein, and each such Person shall be an intended third party beneficiary thereof and shall have the rights, benefits and remedies provided for therein), nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.11Representation of the Company and Seller and its other Affiliates.  Buyer on its own behalf and on behalf of its Affiliates (including, after the Closing, the Company) and its and its Affiliates’ directors, shareholders, members, partners, officers, employees and Affiliates, hereby agrees, that, in the event that a dispute arises after the Closing arising from the transactions contemplated by this Agreement between Buyer or any of its Affiliates, on the one hand, and Seller or any of its Affiliates (excluding, after the Closing, the Company) or its or its Affiliates’ respective directors, shareholders, members, partners, officers or employees (any of the foregoing, a “Sell-Side Party”), on the other hand, Debevoise & Plimpton LLP (“Debevoise”) may represent the Sell-Side Party in such dispute even though the interests of the Sell-Side Party may be directly adverse to Buyer or the Company, and even though Debevoise may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company.  Buyer further agrees that, as to all communications among Debevoise, the Company and the Sell-Side Parties that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller (on behalf of the Sell-Side Parties) and may be controlled by Seller and shall not pass to or be claimed by Buyer, or the Company.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer or the Company and a third party other than a Sell-Side Party after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Debevoise to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of Seller.

Section 10.12Exhibits and Schedules.  The Seller Disclosure Letter and all exhibits or other documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.  Without limiting the terms of the Seller Disclosure Letter, any fact or item disclosed in the Seller Disclosure Letter referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to any other section in this Agreement if the relevance of such disclosure to such other section is reasonably apparent.  The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in the Seller Disclosure Letter is or is not material for purposes of this Agreement. The Seller Disclosure Letter and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller or its Affiliates except as and to the extent expressly provided in this Agreement.

Section 10.13Release.  Effective as of the Closing, (a) Seller, on behalf of itself and its Affiliates (other than the Company) and each of their respective successors and assigns, hereby irrevocably release and forever discharge any and all rights, claims and causes of action they have had, now have or might now have against each of the Company and their respective successors and assigns arising out of, or relating to, the organization, management or operation of the businesses of Seller and its Affiliates (including the Company) relating to any matter, occurrence, action or activity on or prior to the Closing Date, and (b) Buyer, on behalf of the Company, and, with respect to the Canada Transferred Assets and Canada Assumed Liabilities, itself and its Affiliates and each of their respective successors and assigns, hereby irrevocably releases and forever discharges any and all rights, claims and causes of action the Company has had, now has or might now have against Seller and its Affiliates and each of their respective current and former employees, officers, directors, equityholders, partners, members, advisors, successors and assigns arising out of, or relating to, the organization, management or operation of the businesses of Seller and its Affiliates (including the Company, the Canada Transferred Assets and the Canada Assumed Liabilities) relating to any matter, occurrence, action or activity on or prior to the Closing Date, in each case of clauses (a) and (b) other than (i) any rights, claims or causes of action under this Agreement or any Ancillary Agreement, (ii) any accounts receivable and accounts payable related to Ordinary Course of Business trading activities to the extent included in the Closing Date Net Working Capital, (iii) any written agreement entered into after the Closing Date between Buyer and/or the Company, on the one hand, and Seller, on the other, (iv) under any contract of insurance, Organizational Documents, or other indemnification and/or exculpation obligations covering or otherwise in favor of the directors, managers and officers of Seller or its Subsidiaries (including the Company) prior to the Closing, (v) any employment, severance, bonus or similar agreement or arrangement between the Company and a current officer or director that continues to remain in effect following the Closing, or (vi) any other commercial or business transactions between Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other, unrelated to the Company, this Agreement or the transactions contemplated hereby.

Section 10.14Bulk Sales Laws.  Buyer and Seller each hereby waive compliance by Seller or any of its Affiliates with the provisions of the “bulk sales”, “bulk transfer” or similar Laws of any state or any jurisdiction that may otherwise be applicable with respect to the transfer of the Transferred Assets and the assumption of the Assumed Liabilities or the sale of the Equity Interests.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

SELLER:

CORNERSTONE BUILDING BRANDS, INC.

By	/s/ Alena S. Brenner
	Name:	Alena S. Brenner
	Title:	EVP, General Counsel and Corporate
Secretary

[Signature Page to Securities Purchase Agreement]

BUYER:

NUCOR INSULATED PANEL GROUP INC

By	/s/ Jeffrey Carmean
	Name:	Jeffrey Carmean
	Title:	President

CANADA BUYER:

VULCRAFT CANADA INC

By	/s/ Chris D. Trunck
	Name:	Chris D. Trunck
	Title:	Vice President

[Signature Page to Securities Purchase Agreement]

Exhibit A

Accounting Principles

[Attached]

Exhibit B

Pre-Closing Steps

1.Definitions.  Capitalized terms used but not defined in this Exhibit B, have the meaning ascribed to such terms in this Agreement.  The following terms have the meanings set forth below:

“Transferred Assets” means collectively, all of the following assets that are held by Seller or its Affiliates, other than any Excluded Assets, including without limitation the following:

(i)the goodwill of the Business;

(ii)all accounts receivable to receive payments from customers and any other third parties to the extent primarily relating to services rendered or products provided by the Business;

(iii)all prepaid expenses and deposits to the extent primarily relating to the Business, but only to the extent such prepaid expenses and deposits relate to any Transferred Asset or Assumed Liability (or Canada Transferred Assets or Canada Assumed Liability) from and after the Closing;

(iv)all tangible personal property, including Inventory and all assets included within the Closing Date Net Working Capital, equipment, furnishings, furniture, computer equipment, office equipment and supplies (other then any items disposed of after the date hereof in the Ordinary Course of Business), spare parts and other backup equipment primarily related to the Business, whether in storage or located at the Transferred Real Property, in each case primarily relating to or used or held for use primarily in connection with or necessary in the Ordinary Course of Business to the Business (the “Material Equipment”);

(v)all Intellectual Property owned by Seller or its Affiliates and used primarily in the Business (the “Transferred Owned Intellectual Property”);

(vi)all contracts primarily relating to the Business and the contracts set forth on Exhibit B-1 of the Seller Disclosure Letter (collectively, the “Transferred Business Contracts”);

(vii)all Permits primarily relating to, used or held for use primarily in connection with the Business, except those Permits the transfer of which is not permitted by applicable Law (the “Transferred Material Permits”);

(viii)to the extent transferable, all claims, causes of action, choses in action, rights of recovery and rights of setoff of any kind, including rights arising under warranties, representations, indemnities and guarantees made by suppliers of products, materials or equipment, or components thereof to the extent primarily relating to the Business (but excluding all such claims, causes of action, choses in action, rights of recovery and rights of setoff to the extent related to the Excluded Assets, the Retained Liabilities or Losses for which Seller is liable to any Buyer Indemnitee);

(ix)any third-party rights to reimbursements, indemnification, hold-harmless or similar rights to the extent relating primarily to the Business;

(x)all (A) customer and vendor lists to the extent primarily relating to the Business and (B) files and documents to the extent primarily relating the Business, including all accounting records, cost and pricing information, business plans, transactional records, and any other such data and records, however stored, in each case to the extent primarily relating to the Business; provided that Seller and its Affiliates shall be entitled to retain and use copies of any of the foregoing that are necessary for such Person’s tax, accounting or legal purposes (to the extent and as set forth in this Agreement);

(xi)the Owned Real Property and the Leases (collectively, the “Transferred Real Property”);

(xii)the CAD2Spec Equity Interests; and

(xiii)all credits, refunds and other assets relating to non-income Taxes of the Company and of Seller and its Affiliates with respect to the Business, that are accrued as of the Closing to the extent reflected in the Final Net Working Capital Adjustment Amount.

For the avoidance of doubt, the “Transferred Assets” includes the “Canada Transferred Assets” which are not being transferred to the Company as part of the Pre-Closing Steps, but sold by an Affiliate of Seller directly to Canada Buyer pursuant to the terms hereof.

“Excluded Assets” means all assets that are not Transferred Assets and all of the following assets, whether or not the following assets otherwise would fall within the definition of “Transferred Assets”:

(i)all Cash of Seller or its Affiliates other than the Company;

(ii)all checkbooks, canceled checks and bank accounts of Seller or its Affiliates other than the Company;

(iii)all Excluded Intellectual Property, including the Seller Marks;

(iv)all owned real property and real property leases and subleases, other than the Transferred Real Property;

(v)all shares of capital stock of, or other equity interests in, any Affiliate of Seller or any other Person other than the Company (and other than the CAD2Spec Equity Interests);

(vi)all corporate-level services of the type provided as of the date of this Agreement to the Business by Seller or any of its Affiliates (and other than to the extent expressly set forth in any Ancillary Agreement);

(vii)any Permit held by Seller or its Affiliates, other than to the extent primarily relating to the Company or used or held for use primarily in connection with the Business, and any other Permit held by Seller or its Affiliates the transfer of which is not permitted by applicable Law;

(viii)all claims, causes of action, choses in action, rights of recovery and rights of setoff of any kind, including rights arising under warranties, representations, indemnities and guarantees made by suppliers of products, materials or equipment, or components thereof to the extent primarily related to the Excluded Assets or the Retained Liabilities;

(ix)all rights of Seller and its Affiliates other than the Company to reimbursements, indemnification, hold-harmless or similar rights relating to any Excluded Assets or Retained Liabilities;

(x)all rights of Seller or its Affiliates other than the Company under this Agreement and the Ancillary Agreements and, other than to the extent primarily relating to the Company, each of Seller’s and its Affiliates’ Organizational Documents, minute and stock record books, corporate seal and tax records;

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(xi)(A) all records and reports prepared or received by Seller and its Affiliates in connection with the sale of the Business or the transactions contemplated hereby, including all analyses relating to the Business or Buyer so prepared or received, (B) all confidentiality agreements with prospective purchasers of the Business or any portion thereof, and all bids and expressions of interest received from third parties with respect thereto and (C) all privileged communications described in Section 10.11 of this Agreement and all privileged materials, documents and records not primarily related to the Business;

(xii)all credits, refunds and other assets relating to income Taxes of Seller and its Affiliates, other than the Company;

(xiii)all credits, refunds and other assets relating to non-income Taxes of the Company and of Seller and its Affiliates with respect to the Business, to the extent not taken into account in the Final Net Working Capital Adjustment Amount;

(xiv)all assets used by Seller or its Affiliates to provide services or supplies to Buyer and its Affiliates (including, after the Closing, the Company) pursuant to the Transition Services Agreement;

(xv)all insurance policies and rights thereunder, including the benefit of any deposits or prepayments and any insurance proceeds;

(xvi)all assets of or relating to any Benefit Plan;

(xvii)any employee data which relates to employees who are not Business Employees or which Seller and its Affiliates are prohibited by Law or contract from disclosing or delivering to Buyer; and

(xviii)the assets set forth on Exhibit B-2 of the Seller Disclosure Letter.

“Assumed Liabilities” means all of the following Liabilities of Seller or its Affiliates (whether arising or accruing before, on or after the Closing, and whether such Liabilities relate to conditions that existed before, on, or after the Closing), other than any portion thereof that constitutes a Retained Liability:

(i)all Liabilities to the extent arising under or relating to the Transferred Business Contracts (except to the extent otherwise set forth in this Agreement);

(ii)all Liabilities for allowances, credits or adjustments to which customers of the Business may be entitled;

(iii)(A) all Liabilities with respect to the Business Employees arising out of or relating to any Transferred Plan, (B) the Transferred Business Employees Paid Time Off Liabilities, (C) any Business Employee Liability and (D) the Pre-Closing Employment Liabilities (collectively, the “Assumed Transferred Employee Liabilities”);

(iv)all Liabilities relating to the Business or the Transferred Assets arising under Environmental Laws;

(v)all Liabilities to the extent arising out of or relating to any Transferred Intellectual Property;

(vi)all Liabilities for income Taxes of the Company for all post-Closing periods (or portions thereof), and any Transfer Taxes allocated to Buyer and Canada Buyer pursuant to Section 5.2;

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(vii)all Liabilities for non-income Taxes of the Company and of Seller, Canada Seller and their respective Affiliates with respect to the Business for all pre-Closing periods (or portions thereof) that are accrued as of the Closing to the extent reflected in the Final Net Working Capital Adjustment Amount, and for non-income Taxes of the Company for all post-Closing periods (or portions thereof);

(viii)all accounts payable of Seller or its Affiliates owed to suppliers and any other third parties to the extent relating to or arising out of the Business;

(ix)all Liabilities reflected on the Trial Balances other than Liabilities discharged after the date hereof through the Closing Date;

(x)all Liabilities to the extent arising out of or relating to any Transferred Real Property;

(xi) all Liabilities relating to workers compensation claims of Business Employees that arise prior to the Closing;

(xii)Liabilities to the extent relating to or arising out of the conduct of the Business or the ownership, use or operation of any Transferred Assets; and

(xiii)all Liabilities to the extent arising from or relating to claims or Litigation, pending or threatened and whether or not presently asserted, at any time arising out of or related to the Business or the Transferred Assets, except for the Litigation set forth on Section 2.12 of the Seller Disclosure Letter (the “Seller Retained Litigation”);

provided that, for the avoidance of doubt, the Liabilities relating to the portion of any Divided Commingled Contracts constituting a Transferred Business Contract apportioned to Seller and its Affiliates as provided in Section 4.11 of this Agreement shall not constitute Assumed Liabilities.

For the avoidance of doubt, the “Assumed Liabilities” includes the “Canada Assumed Liabilities” which are not being transferred to the Company as part of the Pre-Closing Steps but assigned separately by an Affiliate of Seller to Canada Buyer pursuant to the terms hereof.

“Retained Liabilities” means:

(i)all Liabilities to the extent related to the Excluded Assets, including all Liabilities to the extent relating to any business of Seller or its Affiliates other than the Business;

(ii)all Indebtedness of the Company, Seller or its Affiliates, that remain unpaid after the Closing and were not taken into account in determining the Final Purchase Price;

(iii) all Transaction Expenses of the Company, Seller or its Affiliates that remain unpaid after the Closing and were not taken into account in determining the Final Purchase Price;

(iv)the Seller Retained Litigation;

(v)all Liabilities to the extent related to any Benefit Plan (other than the Assumed Transferred Employee Liabilities), including, for the avoidance of doubt, any Liability in respect of a Benefit Plan subject to Title IV of ERISA, any Liability under any Multiemployer Plan;

(vi)any Liability of Seller to its Affiliates or its officers, directors, employees (other than any Assumed Transferred Employee Liabilities) or shareholders;

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(vii)all Liabilities for income Taxes of Seller or Canada Seller or their respective Affiliates (other than the Company), whenever arising, all Liabilities for income Taxes of the Company for pre-Closing periods (or portions thereof) and any Transfer Taxes allocated to Seller pursuant to Section 5.2;

(viii)  all Liabilities for non-income Taxes of the Company and of Seller, Canada Seller and their respective Affiliates with respect to the Business for all pre-Closing periods (or portions thereof), to the extent not taken into account in the Final Net Working Capital Adjustment Amount; and

(ix) all Liabilities arising out of, related to, or under the Economic Development for a Growing Economy Tax Credit Agreement, between the Indiana Economic Development Corporation and NCI Group, Inc. (d/b/a Metl-Span).

provided that, for the avoidance of doubt, the Liabilities relating to the portion of any Divided Commingled Contracts apportioned to Buyer or its Affiliates as provided in Section 4.11 of this Agreement shall not constitute Retained Liabilities.

1.Pre-Closing Steps.  Pursuant to Section 4.10 of this Agreement (i) Seller will, and will cause each of its applicable Affiliates to, transfer all Transferred Assets (other than the Canada Transferred Assets) to the Company and cause the Company to assume all of the Assumed Liabilities (other than the Canada Assumed Liabilities) and (ii) Seller will cause its Affiliate, Robertson Building Systems Limited, to amalgamate with its Affiliate, Gienow Canada Inc., the resulting entity of such amalgamation (together with its predecessor corporations, “Canada Seller”) will hold all of the Canada Transferred Assets and Canada Assumed Liabilities.

2.Material Assets.  Notwithstanding anything in this Agreement to the contrary but subject to Section 4.10, the Pre-Closing Steps shall include, and Seller shall cause, the sale, transfer and assignment of the Material Assets to the Company, free and clear of any Liens other than Permitted Liens.

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Exhibit C

Form of Transitional Services Agreement

[Attached]

Exhibit D

Form of Supply Agreements

[Attached]

Exhibit E-1

Assignment and Assumption Agreement

[Attached]

Exhibit E-2

Lease Assignment Agreement

[Attached]

Exhibit E-3

Patent Assignment Agreement

[Attached]

Exhibit E-4

Trademark Assignment Agreement

[Attached]

Exhibit E-5

Motor Vehicle Assignment Agreements and Bills Of Sale

[Attached]

Exhibit E-6

Certificate of Canada Seller Shareholders/Directors

[Attached]